U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
(AMENDMENT NO. 7)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

ROYAL SPRING WATER, INC.
 (Name of small business issuer in its charter)

Nevada	2086	680606167
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Alex Hazan
14553 Delano Street
Suite 217
Van Nuys, California 91411
(818) 902-3690
(Address and telephone number of principal executive offices and principal place of business)
_______________

Anslow & Jaclin, LLP
195 Route 9, Suite 204
Manalapan, NJ 07726
(732) 409-1212
 (Name, address and telephone number of agent for service)
_______________

Approximate date of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price (US$)	Amount of registration fee(2)
Common Stock to be offered for resale by selling stockholders	6,338,856	(2)	$.30	(3)	$1,901,657	$58

Total Registration Fee						58

(1)
An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(2)
Represents 4,838,856  shares of our common stock that were issued to certain selling shareholders in April of 2005. In addition, includes 1,000,000 shares issuable to G. C. A. Strategic Investment Fund Limited on their conversion of the outstanding principal of the Company’s secured convertible note and 500,000 shares of common stock to be issued pursuant to warrants to purchase shares of Common Stock. Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee. We based the fee calculation on the average of the last reported bid and ask price for our common stock on the pink sheets on September 25, 2007.

(3)
Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee. We have based the fee calculation on the last reported bid and ask price for our common stock on the pink sheets on September 25, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25 , 2007

PROSPECTUS

ROYAL SPRING WATER, INC.
6,338,856 shares of Common Stock
(par value $.001)

Royal Spring Water, Inc., a Nevada corporation is registering 4,838,856  shares of its common stock for sale by certain selling shareholders, par value $.001 per share under this prospectus as well as 1,000,000 shares issuable to G. C. A. Strategic Investment Fund Limited on their conversion of the outstanding principal of the Company’s secured convertible note and 500,000 shares of common stock to be issued pursuant to warrants to purchase shares of Common Stock.

We will not receive any of the proceeds from the sale of the shares of common stock by our shareholders. There is presently no public market for these shares. The expenses of the offering will be paid by us.

Bid and ask prices for our common stock are quoted, and the last sale is reported, on the “pink sheets” under the symbol "RSPG.PK." On September 25, 2007, the last bid price of the common stock as reported was $.30. Our common stock is not currently quoted on the OTCCB or any other national exchange and therefore, in accordance, the price of $0.30 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board or any other national exchange at which time the shares may be sold at prevailing market prices or privately negotiated prices.  We may reserve the right for resales at market prices or private negotiating prices, after the securities are quoted on the OTCBB or listed on an exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our business is subject to many risks and an investment in our common stock also involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. Please see “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Information contained in this Prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The date of this Prospectus is  September 25, 2007

______________________

______________________

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Overview

Easy.com, Inc. ("Easy") was incorporated under the laws of the State of Nevada on May 9, 2000. On June 30, 2005, Easy acquired 100% of the common stock of Royal Spring Water Inc., a Nevada corporation (“Us, We, Our, or the Company”).

Royal Spring Water Inc. was incorporated on April 20, 2005. In April 2006, the Company filed Articles of Merger in Nevada and legally combined the entities of Easy.com and Royal Spring Water Inc. They concurrently changed the name of the surviving entity to Royal Spring Water Inc. The Company was established to extract, process, and bottle Artesian Well water. The Company’s plant is in Hereford Texas, which is also known as the “city without a tooth ache” due to its fluoride rich water.

The Company has entered into a long-term lease agreement with T&E Consolidators LP for facilities and water rights, to enable the bottling of Artesian well water for a competitive price. The Company’s underground water source has existed for millions of years and is part of the “Ogallala Aquifer”, one of the country’s largest aquifers. The state-of-the-art facility in Hereford, Texas is where water is extracted from underground wells and then filtered and bottled through a complex filtration and bottling process. We also intend on entering into the alcohol rectifying and distribution sector in 2007.

Risks relating to Our Business and Investing in Our Common Stock

We are a development stage company and our business is subject to number of risks that you should consider carefully before making a decision to invest in our securities. In particular, you should be aware that our business is still in the development stage and we may not ever be able to successfully market our water products. If we are not successful, you may lose all or part of your investment in our common stock. Please carefully review the risks related to our business and our common stock which are described in more detail beginning on page 6 of this prospectus.

Our Principal Offices

Our current principal offices are located at 14553 Delano Street, Suite 217, Van Nuys, California 91411.

Number of Shares being Offered

This prospectus relates to the resale by certain stockholders named in this prospectus of up to 6,338,856 shares of our common stock in connection with the resale of:

Up to 7,545,556 shares of our common stock, representing those shares of our common stocks that were issued to certain selling shareholders in April of 2005 and 1,000,000 shares 1,000,000 shares are issuable to G. C. A. Strategic Investment Fund Limited on their conversion of the outstanding principal of the Company’s secured convertible note and 500,000 shares of common stock are issuable pursuant to warrants to purchase shares of Common Stock.

The offered shares were acquired by the selling stockholders in private placement transactions, which were exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution” on page 14 of this Prospectus.

Number of Shares Outstanding

There were 30,072,000 shares of our common stock issued and outstanding as of September 25, 2007.

Use of proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. We will incur all costs associated with this Registration Statement and prospectus.

SUMMARY FINANCIAL DATA

The following historical financial information should be read in conjunction with the section entitled “Management’s Discussion and Analysis or Plan of Operation” and our financial statements and the related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future periods:

Balance Sheet Data:	As of May 31, 2007	As of August 31, 2006	As of August 31, 2005
Current assets	440,446	$350,831	$10,012
Total assets	4,237,737	4,119,723	3,347,446
Current liabilities	2,811,679	1,885,090	237,226
Long-term liabilities, less current portion	4,771,352	3,690,442	3,240,052
Stockholders’ deficit	(3,345,294)	(1,455,809)	(129,832)

Statements of Operations Data:

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005
Sales	$89,909	$-	$-	$-
Gross profit	5,694	-	-	-
Operating expenses	1,263,040	513,549	823,184	122,369
Loss from operations	(1,257,346)	(513,549)	(823,184)	(122,369)
Net loss attributable to common stockholders	(2,123,715)	(984,424)	(1,445,977)	(175,537)
Net loss per share, basic and diluted	(0.07)	(0.03)	(0.05)	(0.01)
Weighted average shares used to compute net loss per share	30,072,000	30,072,000	30,072,000	30,072,000

RISK FACTORS

We operate in a rapidly changing industry that involves numerous risks and uncertainties. The risks and uncertainties described below may not be the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

RISKS RELATED TO OUR BUSINESS

Because we are a Development Stage Company with an Accumulated Deficit our Success may be Difficult to Achieve

We are a development stage company subject to all of the risks and uncertainties of a new venture. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of a business and the competitive environment in which we operate. Unanticipated delays, expenses and other problems such as setbacks in research and development or product development and market acceptance are frequently encountered in connection with the expansion of a business. As a result of the fixed nature of many of our expenses, we may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of our products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on our business, operations and financial condition.

Our Financial Statements have been Prepared Assuming we will Continue as a Going Concern

The financial statements as of and for the years ended August 31, 2006 and 2005, have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not purport to represent the realizable or settlement values if we are unable to continue as a going concern. We have suffered organizational losses and have limited working capital liquidity at August 31, 2006. As a result of these factors, our independent certified public accountants expressed substantial doubt about our ability to continue as a going concern in their August 31, 2006 and 2005 audit reports. We believe that our efforts to generate revenue will generate cash flows, although there can be no assurances that such efforts will be successful.

We Operate in a Highly Competitive Industry Which Could Make Market Entry Difficult

The bottled water industry is highly competitive. Many of the Company’s competitors have more experience in the U.S. bottled water market, have greater financial and management resources and have more established proprietary trademarks and distribution networks than we do. We currently compete with established national companies such as the Perrier Group of America, Inc. (whose brands include Arrowhead Mountain Spring Water, Poland Spring, Ozarka Spring Water, Great Bear, Deer Park, Ice Mountain and Zephyrhills Natural Spring Water) and Great Brands of Europe (whose brands include Evian, Natural Spring Water and Dannon Natural Spring Water), as well as numerous regional bottled water companies located in the United States and Canada. We compete not only with other bottled water producers, but also with producers of other beverages, including, but not limited to, soft drinks, coffee, juices, beer, liquor and wine. The bottled water industry also competes for the same consumer who may, when choosing to drink water, drink tap water or use a home filtration system to filter tap water for drinking. There can be no assurance that we can compete successfully in this market.

Our Success Depends on our Ability to Achieve and Manage Growth

In order to achieve continued growth in our bottled water business, we must meet our strategic objectives of expanding our current capacity to produce high quality spring bottled water products, expanding our customer base, expanding our product line and adding new distribution channels. No assurance can be given as to the future growth in our business or as to our profitability. Further growth of the Company will require capital, employment and training of new personnel, expansion of facilities and expansion of management information systems. If the Company is unable to manage its growth effectively, the Company’s profitability and its ability to achieve its strategic objectives may likely be materially adversely affected.

We Expect to have Fluctuations in Quarterly Operating Results Which Could Affect Our Revenues

Our future revenues are expected to be subject to several factors which may result in fluctuations in our operating results. Our business is expected to be highly seasonal, with increased sales during warmer months. Inclement weather may negatively impact our business, particularly summers which are unusually cool or rainy. Fluctuations in retail prices and raw material prices may produce corresponding fluctuations in our profits. In addition, we expect to make significant investments from time to time in capital improvements to, among other things, increase capacity. Costs associated with such improvements may cause an immediate reduction in profit margins unless and until sales volume increases. Our product and packaging mix may change from time to time and, depending on certain factors, may negatively impact profit margins. We are subject to competitive pricing pressures which may affect its financial results. Due to all the foregoing factors, it is possible that in some future quarter or quarters, the Company’s operating results would likely be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. See “Management’s Discussion and Analysis or Plan of Operation.”

Since we may have Limited Ability to Raise Prices, Our Profitability Could be Limited

Due to the wide range of beverages available to consumers, including bottled water products, the Company has limited ability to raise prices for its products. From time to time, the Company may be affected by higher prices for raw materials including resin and corrugated boxes and transportation. We may be unable to pass such higher costs on to our customers and we generally would be unlikely to do so in connection with any future price increases. As a result, our future profitability may be adversely affected by future increases in raw material prices and transportation costs.

We will have Potential for Product Liability Which Could Be Costly to Insure

The bottling and distribution of bottled water products entails a risk of product liability, including liability due to the presence of contaminants in its products. We maintain insurance coverage against the risk of product liability and product recall. However, the amount of the insurance carried by the Company is limited, and the insurance is subject to certain exclusions and may or may not give us adequate loss protection. In addition to direct losses resulting from product liability and product recall, we may suffer adverse publicity and damage to our reputation in the event of contamination which could have a material adverse effect on sales and profitability.

We will be Subject to Changes in Government Regulation Which May Affect our Operations

Our operations are subject to numerous federal, state and local laws and regulations relating to its bottling operations, including the identity, quality, packaging and labeling of its bottled water. These laws and regulations and their interpretation and enforcement are subject to change. There can be no assurance that additional or more stringent requirements will not be imposed on our operations in the future. Failure to comply with such laws and regulations could result in fines against us.

We Do Not Expect to Pay Dividends for Some Time Which Could Result in no Return on Your Investment

We have never declared or paid cash dividends on our Common Stock. We currently intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors of our operations.

RISKS RELATED TO OUR COMMON STOCK

Our Stock Price May Be Highly Volatile and Subject to Wide Fluctuations Due to Many Factors, Including a Substantial Market Overhang Which Could Affect the Value of Your Shares

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to quarterly variations in operating results, announcements of distribution agreements, or new affiliations or new products by us or our competitors, changes in financial estimates by securities analysts, lack of market acceptance of our products, or other events or factors, including the risk factors described herein. In addition, the stock market in general experiences significant price and volume fluctuations that are often unrelated to a company’s operating performance. As with any public company, we may be subject to securities class action litigation following periods of volatility in the market price of our securities which could result in substantial costs and a diversion of management’s attention and resources. Additionally, the sale of a substantial number of shares of common stock, or even the potential of sales, in the public market following this offering could deflate the market price for the common stock and make it more difficult for us to raise additional capital through the sale of our common stock.

Your Investment May Have Limited Liquidity If an Active Trading Market Does Not Develop or Continue Which Could Make It Difficult to Sell Your Shares

Your purchase of our common stock may not be a liquid investment because our securities trade on the Pink Sheets. You should consider carefully the limited liquidity of your investment before purchasing any shares of our common stock. We have no obligation to apply for quotation of our common stock on the NASDAQ Stock Market or for listing of our common stock on any national securities exchange. Factors such as our lack of earnings history, the absence of expectation of dividends in the near future, mean that there can be no assurance that an active and liquid market for our common stock will exist at any time, that a market can be sustained, or that investors in the common stock will be able to resell their shares. In addition, the free transferability of the common stock will depend on the securities laws of the various states in which it is proposed that a sale of the common stock be made.

We will be subject to certain California Corporate laws Which Could Cause Operational Difficulty

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that we may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject us to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Penny Stock Regulations May Make Buying and Selling our Shares More Difficult

The Securities and Exchange Commission (“SEC”) regulations generally define “Penny Stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For transactions covered by these rules, the broker dealer must make a delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker dealer also must disclose the commissions payable to both the broker dealer and registered representative, current quotations for the securities, and, if the broker dealer is the sole market maker, the broker dealer must disclose this fact and the broker dealer’s presumed control over the market. Finally, monthly statements must be sent out disclosing recent price information for the penny stock held in the customer’s account and information on a limited market in penny stocks. Consequently, the “Penny Stock” rules may restrict the ability of broker dealers to sell our securities and may affect the ability of stockholders to sell our securities in the secondary market.

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

This prospectus contains certain forward-looking statements, including among others: (i) the projected time for commencing operations; (ii) anticipated trends in our financial condition and results of operations; (iii) our business strategy for our plan of operations and (iv) our ability to distinguish ourselves from our current and future competitors. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to other risks described elsewhere in this “Risk Factors” discussion, important factors to consider in evaluating such forward-looking statements include (i) changes to external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industry in which we will operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this “Risk Factors” discussion, there can be no assurance that the events predicted in forward-looking statements contained in this prospectus will in fact transpire. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

IN ADDITION TO THE FOREGOING RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS THAT ARE NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER MATERIAL RISKS COULD EXIST THAT HAVE NOT BEEN CONTEMPLATED OR THAT MAY ARISE.

SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE

Any member of the public may read and copy any materials filed by us with the Securities and Exchange Commission (hereafter “the SEC”). At the SEC’s Public Reference Room at 100 F Street N.E, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800 SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We will incur all costs associated with this Registration Statement and prospectus.

DETERMINATION OF OFFERING PRICE

This prospectus covers the resale by the selling stockholders named in this prospectus of up to 6,338,856 shares of our common stock. The selling stockholders may offer to sell the shares of our common stock being offered in this prospectus at market prices based on the reported bid and ask price for our common stock on the pink sheets September 25, 2007.

DIVIDEND POLICY

We have not paid dividends and do not plan on paying dividends in the near future. Instead, we currently intend to retain any earnings for use in establishing and growing our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

An aggregate of 7,545,556 shares of common stock are being registered in this offering for the account of the selling shareholders.  In addition, an additional 1,000,000 shares are being registered which are issuable to G. C. A. Strategic Investment Fund Limited on their conversion of the outstanding principal of the Company’s secured convertible note and 500,000 shares of common stock are being registered which are issuable pursuant to warrants to purchase shares of Common Stock.

Subject to certain restrictions discussed below, the shares of common stock being registered for the account of the selling shareholders may be sold by the selling shareholders or their transferees commencing on the third business day after the Registration Statement has been declared effective. Sales of such shares of common stock by the selling shareholders or their transferees may depress the price of the common stock in any market that may develop for the common stock.

The following table sets forth certain information with respect to persons for whom we are registering such shares of common stock for resale to the public. We will not receive any of the proceeds from the sale of such shares of common stock. None of the selling shareholders has had any position, office or material relationship with the Company. The shares of common stock being registered for the account of the selling shareholders are not being sold by the Company. None of the selling shareholders has any plan, arrangement, understanding, agreement, commitment or intention with us to sell their securities.

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued. Because the selling stockholders may offer all or only some portion of the 6,338,856 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of September 25, 2007, and the number of shares of common stock covered by this prospectus.

Other than the relationships described below, none of the selling stockholders had or has any material relationship with us. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or material Relationship with Royal Spring Water	Common Shares Owned by the Selling Stockholder (2)	Total Shares to be Registered Pursuant to this Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding # of Shares (1)	% of Class
Al Sapienza	1,489,428	1,489,428	0	0
Jay Ayeroff	290,000	290,000	0	0
Irit Freiman	1,489,428	1,489,428	0	0
Zas Investments (3)	1,498,000	1,498,000	0	0
Frank T. Salefski, Jr.	3,000	3,000	0	0
Michael B. Rogich	3,000	3,000	0	0
David S. Goldberg	3,000	3,000	0	0
Harry Aiken	3,000	3,000	0	0
Lon Overton	3,000	3,000	0	0

Name of Selling Stockholder and Position, Office or material Relationship with Royal Spring Water	Common Shares Owned by the Selling Stockholder (2)	Total Shares to be Registered Pursuant to this Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding # of Shares (1)	% of Class
David Yurkovitchk	3,000	3,000	0	0
Elizabeth E. Tisdale	3,000	3,000	0	0
Christina Pak	3,000	3,000	0	0
Harry Jack Mier	3,000	3,000	0	0
Robert M. Douglas	3,000	3,000	0	0
Edgar C. Knieriem	3,000	3,000	0	0
William Melchoire	3,000	3,000	0	0
Ann F. Hagerty	3,000	3,000	0	0
Edward Kupniki	3,000	3,000	0	0
Juan Jose Flores	3,000	3,000	0	0
Young Kwon	3,000	3,000	0	0
Andrew Amereihn	3,000	3,000	0	0
Dr. Cynthia Littlejohn	3,000	3,000	0	0
Rick Beaudrie	3,000	3,000	0	0
Vivian Carol McLaughlin	3,000	3,000	0	0
Paul Kustes	3,000	3,000	0	0
Mona T. Ali Yafi	3,000	3,000	0	0
Susan R. Beaudrie	3,000	3,000	0	0
Heather A. West	3,000	3,000	0	0
G. C. A. Strategic Investment Fund Limited (5)	1,500,000	1,500,000	0	0
Total	6,338,856	6,338,856	(4)

(1)	Assumes all of the shares of common stock offered are sold. Based on 30,072,000 shares of common stock issued and outstanding on September 25, 2007.

(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

(3)	Zas Investments is controlled by Howard Allwiel, who is an uncle of Harel Goldstein.

(4)
Except for G.C.A. Strategic Investment Fund Limited, all of the selling shareholders received their shares from Easy.com, Inc. on September 2, 2004. None of the selling shareholders have held any position as an officer, director during the past three years with the Company and there are no other material relationships that the selling shareholders have had during the past three years with the Company.

(5)
G.C.A. Strategic Investment Fund Limited is controlled by its Board of Directors, Joseph Kelly, John Whiley, Rod Forest, Lew Lester and Michael Brown.  The number of shares of the common stock being registered represents 1,000,000 shares issuable to the selling security holders on their conversion of the outstanding principal of the Company’s secured convertible note issued on December 28, 2006 and due on December 28, 2008.  The Company has also issued, to the purchaser of the convertible note, warrants to purchase shares of Common Stock equal to 500,000 shares of Common Stock (as defined herein) in the following increments: (i) 100,000 with a strike price of $2.00, (ii) 100,000 with a strike price of $3.00, (iii) 100,000 with a strike price of $4.00, (iv) 100,000 with a strike price of $4.50 and (v) 100,000 with a strike price of $5.00 expiring in five  years on December 28, 2011.

PLAN OF DISTRIBUTION

Our common stock is not currently quoted on the OTCCB or any other national exchange and in accordance with Rule 457 and therefore the price of $0.30 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board or any other national exchange at which time the shares may be sold at prevailing market prices or privately negotiated prices.  We may reserve the right for resales at market prices or private negotiating prices, after the securities are quoted on the OTCBB or listed on an exchange.

Commissions and discounts paid in connection with the sale of shares by selling shareholders will be determined through negotiations between them and the broker-dealers through or to which the securities are to be sold and may vary, depending on the broker-dealers fee schedule, the size of the transaction and other factors. The separate costs of the Selling Shareholders will be borne by them. The Selling Shareholders and any broker-dealer or agent that participates with the selling shareholder in the sale of the shares by them may be deemed an “underwriter” within the meaning of the Securities Act, and any commissions or discounts received by them and any file reports and other information with the Commission. All such reports and other information may be inspected and copied at the Commission’s public reference facilities described above. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of their site is http://www.sec.gov. In addition, we intend to make available to its shareholders annual reports, including audited financial statements and such other reports as we may determine.

Transfer Agent

Fastcorp Trust Company is the transfer agent for the Company whose address is 4 King Street, Suite 1320, Toronto, Canada M5H1B6.

Legal Proceedings

In February of 2006, Sam Mizrahi, our former Chief Operating Officer filed a complaint against the Company, relating to his employment with Company. The complaint was filed in the Los Angeles Superior Court, Santa Monica Division and seeks unspecified damages alleging breach of contract, wrongful discharge, fraud and violation of labor law. The Company filed a cross complaint against this individual for fraud, misrepresentation and breach of fiduciary duty. We recently made an offer of settlement to plaintiff, which provided the plaintiff would retain the $50,000 in salary paid to him, and in return, plaintiff would return 300,720 shares of common stock that were issued to him at the time he entered into the alleged employment contract with the Company.  Company reached a settlement agreement with the former COO Sam Mizrahi which involved a cash payment to Mr. Mizrahi of $1,700.  Mr. Mizrahi shall return 250,000 that were given to him as part of his contract and will retain 35,000 shares.  The contract is terminated.    Company and Mr. Mizrahi have released each other of any past, present or future further claims.  The company is satisfied with the settlement.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company, hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages and position held are as follows:

NAME	AGE	POSITION HELD WITH COMPANY

Alex Hazan	45	President, CEO & Chairman of the Board of Directors

Harel Goldstein	45	Director of Marketing & sales, CFO & Director

Isaac Ben Hamou	45	Director

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Alex Hazan
President & Chairman of the Board of directors

Mr. Hazan arrived to the United States in the early eighties. After his army service in one of Israel’s elite units, Alex managed and over saw one of the most prestige’s security outfits in the world. Shortly after his arrival in the United States Alex raised the financing and owned one of the first home improvement companies in Los Angeles with over 30 employees. Alex over saw the company's strategy, marketing and sales. Over the last few years Alex has become a real estate developer in Los Angeles and its surroundings. In 1994 Alex formed Silver Cloud productions and raised the financing as well as self-financed over $25 million for independent films. Alex produced or Executive produced these films for worldwide markets. In 1996 Alex founded one of Israel’s leading 3D animation companies - MIM TV (http://www.mimtv.com/) Alex funded the company entirely and produced and developed a large library of children DVD programming as well as CD ROM interactive games. MIMTV is currently selling its products to ToysRus.

Harel Goldstein
Chief Executive Officer & Co-Chairman Director of Marketing and Sales

Mr. Goldstein has been in the movie production, marketing and finance business industry for over 20 years. He has produced and arranged the financing for over 80 hours of documentary series and specials. During his early years, Mr. Goldstein was in charge of manufacturing and marketing for the largest studio in Israel with over 25 staff members under his control. He graduated from the Film and Television School at San Francisco State University in 1986. From 1986 to 1990 he produced and line-produced several feature films. His first network MOW entitled MURDER C.O.D. was made for NBC in 1990. He sold feature films and television series domestically and internationally utilizing a variety of marketing campaigns. He also ran other companies with 5-15 employees spanning from development to finance, contract negotiations and marketing strategies.

Isaac Ben Hamou - Director

Isaac Ben-Hamou for the past 15 years is the head of the transportation department of the Stephen S. Wise Temple. That department consists of 10 bus drivers and 1 bus company supervisor. Ben-Hamou oversees all of the billing invoices which come from Laidlaw Transit, dividing those charges that belong to academic activities from those that belong to middle school sports programs, and charging each department accurately for the proportion of the labor they used. Mr. Ben-Hamou will be responsible for coordinating all transportation functions relating to the distribution of our bottled water, billing, accounts payable and receivables.

Committees of the Board

We do not have a separate audit committee at this time. Our entire board of directors acts as our audit committee. We intend to form an audit committee, a corporate governance and nominating committee and a compensation committee once our board membership increases. Our plan is to start searching and interviewing possible new independent board members in the next six months and have a new independent board in place in the next 9 months.

Family Relationships

There are no family relationships among our directors or officers

Involvement in Certain Legal Proceedings

Except for Marvin Winick, none of our directors, executive officers and control persons have been involved in any of the following events during the past five years:

1.	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

4.
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

5.
On June 30, 2006, the Securities and Exchange Commission brought a civil action against Marvin Winick (the former CEO of Easy.com prior to the merger with Royal Spring Water, Inc.) and others in the US District Court/Northern District of Texas. The complaint was completely unrelated to any Easy.com business. The Commissions complaint dealt with two alleged forged accounting reports and fraudulent auditor consent letters. Without admitting or denying the allegations of the complaint, Mr. Winick consented to a judgment enjoining him from violating the anti-fraud provisions of the Securities Act and Exchange Act and from aiding and abetting such in the future. Winick further consented to an officer and director bar and agreed to pay a civil penalty of $1,000,000 in disgorgement of $30,945 of ill gotten gains.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 25, 2007, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Unless otherwise noted, the address for each beneficial is 14553 Delano Street, Suite 217, Van Nuys, California 91411.

CLASS OF STOCK	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL (1) OWNERSHIP	PERCENT OF CLASS (2)
Common Stock	Alex Hazan Chatsworth, CA	1,489,432	5.0%
Common Stock	Harel Goldstein Calabasas, CA	1,489,432	5.0%
Common Stock	Issac Ben Hamou Los Angeles, CA	1,489,428	5.0%
Common Stock	Howard Allwiel of Zas Investments (3) Van Nuys, California	1,498,000	5.0%
Common Stock	Itamar Cohen of Maxwell Network Group Concord, Ontario, Canada	2,305,700	7.7%
Common Stock	Directors and executive officers as a group (3 persons)	4,468,292	14.9%

(1)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2)	Based on 30,072,000 shares outstanding as of September 25, 2007.

(3)	Howard Allwiel of Zas Investments is an uncle of Harel Goldstein

DESCRIPTION OF COMMON STOCK

We are authorized to issue 50,000,000 shares of common stock, par value $.001 and 5,000,000 shares of preferred stock, $.001 par value. As of September 25, 2007 we had 30,072,000 shares of common stock and no shares of preferred stock outstanding. Subject to the preferences and rights of holders of our preferred stock, series of which may be created and the preferences and rights thereof may be fixed by our board of directors from time to time, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors, upon liquidation, dissolution or winding up of the corporation. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There is no conversion, redemption, sinking fund or similar provisions regarding the common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Subject to the preferences and rights of holders of our preferred stock, series of which may be created and the preferences and rights thereof may be fixed by our board of directors from time to time, each stockholder is entitled to receive dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements, general business conditions and other pertinent factors. It is not anticipated that dividends will be paid in the foreseeable future.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 14, 2005 Michael Johnson & Co. LLC. was terminated as Easy.com’s independent auditor. Since its engagement on November 11, 2004 to its termination on March 14, 2005, Michael Johnson & Co. LLC. had acted as our registered public accounting firm. The reports of independent registered public accounting firm Michael Johnson & Co. LLC. on the financial statements of the Company and its subsidiaries for the years ended August 31, 2004 and August 31, 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. However, such reports contained an explanatory paragraph regarding the substantial doubt on the ability to continue as a going concern relating to the reports for the years presented. The termination of Michael Johnson & Co. LLC. was accepted by our board of directors.

During the years ended August 31, 2004 and August 31, 2003 and subsequent period through to March 2005, there were no disagreements with Michael Johnson & Co. LLC. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Michael Johnson & Co. LLC., would have caused it to make reference to the subject matter of the disagreement in connection with its report; nor has Michael Johnson & Co. LLC ever presented a written report, or otherwise communicated in writing to the Company or its board of directors the existence of any “reportable event or default” as defined in (iv) of Regulation S-B Item 304 (a)(1).

Michael Johnson & Co. LLC has provided the Company with a letter addressed to the Securities and Exchange Commission as required by Item 304(a)(3) of Regulation S-B, so that the Company can file such letter with the Commission. The letter is attached as an exhibit hereto.
In February 2006, the Company appointed, as its new auditor, Grobstein, Horwath & Company LLP, Certified Public Accountants, whose address is 15233 Ventura Boulevard, Ninth Floor, Sherman Oaks, California 91403. The effective date of engagement agreed to by the parties was February 6, 2006.

Prior to their appointment of the new independent registered public accounting firm, the Company did not consult with the new auditor on the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

The financial statements included in this Registration Statement have been audited by Grobstein, Horwath & Company LLP, Independent Registered Public Accounting Firm, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF SEC POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws and Certificate of Incorporation entitle our directors or executive officers to indemnification to the fullest extent permitted under Nevada General Corporation Law, as may be amended. Our Bylaws and Certificate of Incorporation also provide that our directors shall not be liable to the company or our stockholders for monetary damages for breach of duty, except (a) for any breach of duty of loyalty to the company or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

The Nevada General Corporation Law allows a company to indemnify our officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the Company. A determination may be made by the stockholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, our company has been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview

Easy.com, Inc. ("Easy") was incorporated under the laws of the State of Nevada on May 9, 2000. Easy was a non-operating shell company with nominal assets prior to the merger with Royal Spring Water Inc. On June 30, 2005, Easy acquired 75,000 shares of common stock of RSW of which half were each owned by Harel Goldstein and Alex Hazen in exchange for the 1,489,432 shares of Easy common stock that were already issued to each Mr. Goldstein and Mr. Hazen.

On September 2, 2004, Easy distributed 24,600,000 shares of common stock to Harel Goldstein, Alex Hazen and family members and affiliates of Mssrs. Goldstein and Hazen . These shares represent 81.8% of our outstanding common stock, effectively giving these individuals control of the Company. The purpose of this advance distribution was to induce Mssrs. Goldstein and Hazen to continue advancing funds and time for the development, research, lease or acquisition of a suitable water bottling facility.  These shares had a nominal value at the date of distribution. Harel Goldstein and Alex Hazen each received 1,489,432 shares of common stock equal to 5% percent of the outstanding shares of the Company as part of this distribution, giving these shareholders and their family members control of Easy.  Also on September 2, 2004 Easy distributed 2,800,000 shares of common stock equal to 9.31% percent of the outstanding shares of the Company to Maxwell Network Group, a financial consulting company.

Marvin Winick retained 300,000 shares of Easy.com and on September 2, 2004 an additional 72,000 shares were distributed by Easy.com without consideration to 24 shareholders - 3,000 shares to each individual who are the selling shareholders identified herein (see page 11). This distribution was made in reliance on Section 4(2) of the Securities Act of 1933, as amended. After the acquisition agreement was signed, Easy.com filed for a name change to Royal Spring Water, Inc. Once the name change was approved Royal Spring Water, Inc. (the subsidiary) merged into the parent company Royal Spring Water Inc. (formerly Easy.com) once the merger of the parent and the subsidiary was complete, the original Royal Spring Water, Inc. was dissolved and the parent company (formerly Easy.com, Inc.) survived the merge under the new name Royal Spring Water, Inc. (see Exhibit 3).

NAME	AGE	POSITION PREVIOUSLY HELD WITH COMPANY

Marvin N. Winick	52	Director, President

Sterling Klein	31	Director, Secretary Treasurer

Sak Narwal	36	Director

Royal Spring Water Inc. was incorporated on April 20, 2005. In April 2006, the Company filed Articles of Merger in Nevada and legally combined the entities of Easy.com and Royal Spring Water Inc. They concurrently changed the name of the surviving entity to Royal Spring Water Inc. The Company was established to extract, process, and bottle artesian well water. The Company’s plant is in Hereford Texas, which is also known as the “city without a tooth ache” due to its fluoride rich water.

The Company's underground water source has existed for millions of years and is part of the "Ogallala Aquifer", one of the country's largest aquifers. This water from the artesian wells of the "Ogallala Aquifer" is free of organic contaminants, making it desirable for drinking. The state-of-the-art facility in Hereford, Texas is where water is extracted from underground wells and then filtered and filled through a complex filtration and bottling process.  The Company has entered into a long-term lease agreement with T&E Consolidators LP for a facility to enable the bottling of Artesian well water for a very competitive price. The lease includes water rights, allowing for 400,000 gallons per day to be pumped by the Company.

The Industry

The U.S. consumer interest in health can be credited for the growth of the bottled water industry. Increasingly, consumers are realizing the importance of water for their overall well being, energy level and appearance. The 1950's - 1970's saw a large increase in soda and sugary drink consumption. Today, more and more people are looking to bottled water as their choice for natural refreshment. Consumer reports indicate that approximately 60% of the U.S. population today drinks bottled water (1). The bottled water and value added beverage business, now approaching $9.2 billion annually in North America, is predicted to double within the next three to four years in the water category alone. Market analysts predict that the bottled water market will continue this rapid growth well into the future. At the same time, the more healthful products, including value added water products, have established an impressive foothold in the buying of mainstream shoppers. This growing demand provides for primarily two types of sales for the Company; contract packing and branded products.

(1)	http://www.bottledwater.org/public/downloads/Bev_Marketing_2004_Release_04082004.doc
http://www.bottledwater.org/public/informat_main.htm

Bottled water is the fastest growing segment of the entire beverage industry. In fact, in 2006:

•	Bottled water is still the number two beverage behind soft drinks
•	Industry wholesale dollar sales, approached $10.98 billion in 2006

•	Total U.S. category volume surpassed 8.267 million gallons, a 9.7% annual change (1)
•	The polyethylene terephthalate (PET) plastic bottle segment of the market drove the entire category growth by representing 42% of all bottle sales.

(1)	http://www.bottledwater.org/public/Stats_2005.doc

The Market

With little to no advertising, especially compared to other beverage types such as soft drinks and coffee, consumers are selecting bottled water as an alternative to other drink choices. Reports indicate the bottled water market is the fastest growing sector of the overall U.S. beverage market. Health and safety reasons also help to drive consumers to purchase bottled water. Some people reach for it as a healthy substitute for caffeinated or alcoholic beverages. Others are wary of tap water and are suspicious of its health effects.

Although health and safety are foremost among water quality concerns, a significant reason for the increase in bottled water consumption is purely aesthetic. Many consumers object to the taste and smell of their tap water that is often times treated with chlorine and other agents used for sanitization. Some people also believe that using purified water instead of tap water ensures higher quality and better tasting foods and beverages. Therefore, they use bottled water as part of their ingredients to cook or make tea, coffee and ice cubes.

Another reason for using bottled water is that it is convenient and easily accessible and transportable. Bottled water is readily available and can easily be purchased.

Competition

When bottling water for other companies and retail stores (Ralph’s Market, Pathway, Albertson’s, Kirkland, for example), as well as the actual bottle companies (Poland Springs, Crystal Geyser etc.), our competitors will be other bottlers that are currently packing water for others. Many of these competitors have far greater capital resources than we have at this time and for the foreseeable future. However, we hope to have a competitive edge over these companies since our current operating plant lease includes water wells that we expect will meet our production requirements. Our plant facility only needs to have 5-10 percent of waste filtered to produce the quality of water desired, so that for every gallon of water that goes into the bottling line 90 to 95 percent is bottled and only 5 to 10 percent is waste. Additionally, our production facility includes a railroad spur which connects our loading docks to the main railroad station in Hereford which we believe will add an additional competitive advantage in our costs and product pricing. This advantage exists because there is a weight limit on truck loads of 45,000 pounds (usually 53 foot-long trucks), which in the case of a 16.9oz bottle water case, limits the truck carrier to 20 pallets, while on a rail box car we are able to ship three times the load capacity of a truck - 60 pallets per box car. Thus, we believe the cost of transportation by rail will result in a lower total product cost.

Products and Services

During our first year of operation, we will concentrate on first producing regular non-carbonated plain bottled water then flavored water and thereafter alcohol manufacturing and distribution. We intend to produce several sizes of bottled water, including 8 oz., 12 oz., 16.9 oz., 20 oz., 1 liter and 1.5 liter bottles. In addition to plain water, we will be bottling flavored water which has recently become a popular product since it has flavor but no sugar or caffeine. Currently we have created nine proprietary flavors, including cherry, cherry lime, kiwi watermelon, strawberry kiwi, orange, lemonade and cranberry. During the year of 2007, we intend on adding flavored water bottling and distribution to our products as well as entering into the alcohol rectifying and distribution sector.

To rectify alcohol we will go through the following processes; i) receive in our warehouse 120-180 proof spirit in bulk, ii) mix the alcohol with water and other ingredients (for example the caramel is added to rum to give it its golden color) bringing the proof level to an 80 proof mix, iii) bottle, label pack and ship the finished alcohol bottle in palletized cases.

Bottling alcohol requires a separate filling and bottling line from the bottling line we currently operate. Currently, we do not own the equipment and supplies to begin production in this sector. We have received a cost estimate on November 13, 2006 which includes all the equipment needed for alcohol rectifying. The bid is for $151,920 and includes the installation and training, which is estimated at a total of two to three days. In addition, we will need to hire new personal that can perform in this sector. To date we have not entered into discussions or contracts with distillers to provide spirit in bulk.

For the U. S. Food and Drug Administration’s Bottled Water Regulations, visit the website located at http://www.cfsan.fda.gov/~dms/botwatr.html.

In November, 2006 we received our first purchase orders from 99c Only Stores for our Royal Water label, these shipments have already been delivered.

In April, 2007 we signed multiple agreements for private label water, Vodka and Rose Sparkling Wine. The agreements call for the private label products to be produced and sold to the hotel properties under ownership by the Golden Hotels L-PSHIP.  The term of the contract is for a two year period. The regular water will be bottled in a specially designed bottle with no ridges, (cylinder) bottle.

On August 3, 2007, we shipped our third shipment as part of the fulfillment of our obligation under the two year agreement signed with the Golden Hotels L-PSHIP

On August 9, 2007, we announced that we received additional purchase orders for 16.9oz bottled water from 99 Cents Only Stores to be delivered to their Texas warehouse distribution center, with the first delivery made on August 17, 2007. All deliveries for these purchase orders have now been completed.

On August 21, 2007, we announced that we signed an agreement with Tank LLC, one of the top beverage marketing firms in the country. Tank will help to build the U.S. distribution network for our bottled water brand Rhythm structured H2O.

On August 30, 2007 we entered into an exclusive international distribution agreement for the United Kingdom for Rhythm Structured H20 with Rhythm Structured Water Limited, a UK company, The agreement was signed by its CEO Peter Gifford. Mr. Gifford is the CEO of UK-based company, Ecowest, a global provider of renewable energy solutions and commodity resources.  The initial term of the agreement is for two years with an eight-year extension for a total of ten years. Total guaranteed value of the agreement for the first two years is for a minimum of $500,000 with the remaining eight years valued at a minimum guaranteed value of over $3,000,000.   The first order is expected by the middle of October 2007.

On September 5, 2007, Rhythm Structured H20 has received approval for a test campaign in key 7-Eleven stores in New York and Los Angeles. The test is being launched in Los Angeles during the month of September and we are waiting for the New York 7-Eleven stores to be given to us for delivery this month as well. The test was arranged by Tank LLC our beverage marketing firm.

On September 10, 2007, Rhythm Structured H20 was chosen to be among a select group of companies providing products for the 2007 "Everybody Wins at the Emmy Awards" Nominee Gift Bags.  The gift bag will be delivered to the nominees that did not win in the 2007 Emmy Awards. The gift bag will be delivered the day after the awards show.

The Hereford Facility

On August 1, 2005 the Company executed a lease with T&E Consolidators for the premises located at 3500 Holly Sugar Rd. in Hereford Texas. This lease includes 1,000 square feet of office space, a 71,000 square foot warehouse, six 25,000 gallon liquid juice tanks and related equipment and the water rights from 2 wells. This facility had previously been the site of a sugar beet processing facility, but at the time that we acquired the facilities, there were no active operations.

The lease calls for an initial rental of $ 15,000 per month for six months commencing November 1, 2005 to April 2006 payable in advance for six months on November 1, 2005. Thereafter for the next 24 years, the rent is $25,000 per month, adjustable annually based on the prevailing consumer price index.

In the first four years, the Company has an option to purchase the facility at an amount determined as set out in the lease which is estimated to be approximately $4,590,964. The amount of the purchase price depends upon the prevailing lease rate at the time the option to purchase is exercised. The option to purchase includes the water rights.

Of the 71,000 square feet, 40,000 square feet will be allocated to water processing and packaging space made accessible by loading bays and a railroad extension. Another 30,000 square feet will be allocated to the storage of raw materials and finished goods. In addition, the facility has six 25,000-gallon water tanks, 4 water waste ponds, and a five and a half mile railroad spur leading directly from the main railroad station in Hereford to our loading dock. Also on our property is the engine needed to pull and push the train cars between our loading bay and the railroad station. Under this lease we are allowed to pump up to 400,000 gallons of water per day, which translates to approximately 2,900,000 bottles of water 500ml (16oz.) each, per day, after water waste and bottle rinsing water usage. Our current bottling line can handle up to approximately 310,500 bottles of water 500ml (16oz.) per day.

Corporate Office

The Company’s corporate head office is about 2,400 square feet. The premises are leased over three years, ending on December 31 2008. The lease calls for a $2360 per month payment from January 1 2006 to December 31 2006. From January 1 2007 to December 31 2007 the monthly rent is $2432. On the final year from January 1 2008 to December 31 2008 the monthly rent is $2504.

The Geography of Royal Spring Water Wells

The Ogallala Aquifer (pronounced OH-GA-LA-LA) is one of the largest aquifer systems in the world, stretching across parts of eight states including South Dakota, Nebraska, Wyoming, Colorado, Kansas, Oklahoma, New Mexico and Texas and underlying about 174,000 square miles.

The Ogallala Formation was formed about 10 million years ago, during the geologic time periods of late Miocene and early Pliocene by eastwardly flowing braided streams, which originated in the Rocky Mountains. Coarse-grained sand, gravel, fine clay, silt, and sand were deposited over the pre-Ogallala land surface, which was much like the present-day area just east of the High Plains low, rolling hills, valleys, and streams.

Employees

We presently have fourteen employees at our facility in Hereford, Texas. We may hire up to four additional employees over the next 12 month period. We also plan to supplement our human resources needs through consultants and contractors as needed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

Proposed Milestones to Implement Business Operations

The following criteria for the milestones are based on estimates derived primarily from research and market data accumulated by our management. They are approximations only and subject to adjustment based on costs and availability of cash flow.

For the period from our inception through September 25, 2007, we have:

•	Formed our company and established our initial structure;
•	Entered into a lease agreement for the water rights, land and production facility;

•	Performed organizational and administrative upgrades;
•	Sought and pursued investment opportunities;

•	Reviewed and analyzed the potential market for bottled water;
•	Performed required testing of water quality at the bottling site;

•	Completed the development of a new web site at www.royalspringswater.com as part of our marketing strategy;
•	Purchased the additional equipment needed to bottle and sell water; (see financials on www. pinksheets.com symbol RSPG)

•	Made improvements to the plant site and water collection facilities; and
•	Negotiated and signed contracts with vendors and distributors (see press releases)

Our plan of operation and development strategy for the fiscal year 2006 and for the next four fiscal years is summarized as follows:

Phase	Description	Timing
1	Completion of testing and licensing with local and federal authorities	August 31, 2006
2	Final development of the plant facilities	August 31 2006
3	Implement quality control procedures	Q1, 2007
4	Commence operations	Q1, 2007
5	Close additional sales of private label contracts with major retail stores	Q1 to Q4, 2007
6	Introduction of new types of beverage products, carbonated and alcohol	Q2 to January 2008
7	Implementation of the Royal Spring Water - brand recognition	Q2, 2008
8	Exercise the option to purchase the water rights, land and production facility under the lease agreement	By the end of June 2009

Phases 1 through phase 4 have already been completed, the detail of which is exhibited in the accompanying financial statements for the period from inception to August 31, 2006. The Company commenced operations in November 2006 and is currently in production. Phase 5 is a current and continuing process. Phase 6 and 7 will be financed from future revenues, private placements credit sources, and/or equity sources. Phase 5 has an estimated cost of $50,000 over a period of 12 months; Phase 6 is currently estimated at $200,000. Phase 7 is estimated at $250,000. Phase 8 is pre-negotiated in the lease. We are expecting to finance the estimated $4,590,964 purchase price under our lease agreement through future profits of the Company, credit sources, and/or additional sources of debt and/or equity.

Overview

The following discussion should be read in conjunction with our audited financial statements and the related notes that appear elsewhere in this Registration Statement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Please refer to our discussion labeled “Forward Looking Statements” located earlier in this Registration Statement. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to; those discussed below and elsewhere in this Registration Statement, particularly in the section entitled “Risk Factors” beginning on page 7 of this Registration Statement.

Our audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

On August 1, 2005 the Company entered into a lease for operating a production facility at 3500 Holly Sugar Rd. in Hereford, Texas with the intention of producing and selling artesian well water. This property includes 1,000 square feet of office space, a 70,000 square foot warehouse and production facility, six 25,000 gallon liquid holding tanks and related equipment and the water rights from two artesian wells. The lease calls for an initial rent of $15,000 per month for six months commencing November 1, 2005 to April 2006 payable in advance for six months on November 1, 2005. Thereafter for the next 24 years, the annual rent is $25,000 per month, adjusted annually based on the consumer price index. In the first four years, the Company has an option to purchase the facility at an amount calculated as set forth in the terms of the lease which is estimated to be $4,590,964.

Of the 70,000 square foot space, 40,000 square feet will be allocated to water processing and packaging space made accessible by loading bays and a 5.5 mile railroad spur leading directly from the main railroad station in Hereford to our loading dock. The railroad extension is made available to the Company as a term of the lease and, as a term of the option to purchase the property, will continue to be made available for use as an easement when the Company purchases the property. Also included in the property lease and option to purchase is the train engine needed to pull and push the train cars for our shipping needs which will enable us to keep our shipping cost very low. We have completed all necessary paperwork providing BNSF Railway Company (“BNSF”) that serves our facility, the data they requested so we can become an approved user of their service. We have been provided a user name, password and pin number so we can order and schedule the box cars needed for shipment of our products to our customers nationwide using the Electronic Data Interchange service provided by BNSF. We estimate that initially we will need between six to eight box cars per month. The cost for each box car varies based on the shipping destination. As an example, shipping a box car from our plant in Hereford to the greater Los Angeles area is around $2,100 depending on the fuel surcharge. One box car can carry the equivalent of three 53 foot truck loads. One truck load has 1,440 cases of water. Each case has 24 bottles of 16.9oz. The remaining 30,000 square feet of our warehouse has been allocated for storage of raw materials and finished goods.

Under our lease agreement, we are allowed to pump 400,000 gallons of water per day, which equates to approximately 2,900,000 bottles of water (16.9 oz) per day. We believe this will be sufficient to meet the demands of any large orders in the foreseeable future.

During the next twelve months, we intend to concentrate on two products; non-carbonated, plain and flavored bottled water.

Our primary business strategy is focused in two main areas. The first is to offer existing bottled water distribution companies, major retail stores and service oriented businesses the ability to change their current bottled water to a private label in their business name. Additionally, for companies already selling under a private label, we intend to sell our water for a more competitive price and to help increase their bottle water capacity by providing them with an additional source for their water supply. In some of these circumstances, we intend to have the customers provide us with their labels or logo; we will fill the bottles, apply the label and ship the products to the customer. The second part of our marketing and sales strategy is to develop the “Royal Spring Water” brand of bottled water and commence sales of that product in the US and around the world. We will be targeting our product (single serve plastic bottles of  500ml,) directly to the smaller end user - convenience stores, fast food establishments, gas stations, major clubs and popular restaurants, among others.

A sales team comprised of Company representatives will be put in charge to first work on securing contracts with stores, restaurants and clubs using various promotional tools such as pamphlets, price lists, and samples of our bottled water. Sponsorship is another marketing tool that we will utilize in order to acquire exposure and gain recognition. We expect to be sponsoring concerts, golf tournaments, and dance clubs, etc. We believe that by providing free samples of our bottled water to various groups and venues, we will be able to effectively spread our name and popularity and obtain market penetration. We do not yet have any definitive plans or arrangements for such sponsorship events.

We will also be targeting all major hotel and casino gaming companies in order to provide them with their private labeled bottled water and customized labels (specific hotel-casino names, logos and images).  The hotels and major casinos out-source 100% of their consumable bottled water needs.

The Bottling Process

Our production and bottling facility at the wells is a highly automated plant with an operationally flexible system with high production capacity. The processing and bottling of the water to be captured at the artesian well water facility is divided into various main steps:

Initial capture at the artesian well water where the water is pumped from a depth of approximately 300 to 400 feet, then transferred to the storage location by a system of pipes.

1.
Water is pumped from the aquifer through a network of underground pipes to our treatment plant where it is first filtered through sand traps and stored in indoor holding tanks (one of six 25,000 gallon tanks) prior to the filtration and treatment process to prepare water for the bottling process. This is the primary storage process.

2.
After the primary storage process, water is pumped to a Multi-Media Filter. Then the water goes through an Activated Carbon Pre-Filter. After that the water continues to a 5-Micron Sediment Filter. It then continues through a Reverse Osmosis and into an Ozone Disinfection system. The treated water is pumped in two 6,000 gallon Stainless Steel Production Water Storage Tanks. The water from there is then transferred to the bottling zone via stainless steel pipes where it passes through Post Activated Carbon Filters and an Ultra-Violet Sterilization system. At this point, the water is ready to be filled into the bottles..

3.
The water is then moved production room, via seal pipes to avoid all possible contamination during the bottle filling process. The process consists of rinsing of the bottle using our water that has already been treated using both UV light and Ozonation and media filters. The process continues with the filling of the bottle with the treated water then capping it and labeling it. We then use a laser date coder that assigns each bottle with a batch number, year and time of bottling and expiration date.

4.
The bottles are then moved to the packing and shipping area where a bundling machine groups the labeled bottles into  the case, wrapping them in shrink film. The packs are then transferred, where they are palletized for shipment.

5.
Our in house staff maintains a constant control on the quality of the water daily. Weekly, water samples are sent to a certified lab in order to maintain our certification by the EPA, TCEQ and Texas Department of Health authorities. To further guarantee a superior quality product, the laboratory has to process daily chemical and bacteriological analyses on the entire production chain. We are using polyethylene Terephthalate (known as PET) bottles in a 16.9oz size.   Our capping machines can handle a regular flat can.  We will use a blow molder to blow our PET bottles. The PET bottles are blown from what is called a preform. This is supplied to us by the Ball Corporation, one of the leading PET manufactures. We have made a decision to buy all of our raw materials from US based companies instead of China made products. (see details of our current existing production capacity and potential capacity in the paragraph below entitled “Acquisition or Disposition of Plant and Equipment”) For the first three months of bottling we are using pre blown bottles from ball plastic. We estimate that by the end of 2007 our stretch blow molder will be fully operational. We have the tools and the staff to install and run the stretch blow molder.

Results of Operations for the Twelve Months Ended August 31, 2006

We had no revenue from operations as of August 31, 2006 and we have relied on and will continue to rely on significant external financing to fund our operations. During the fiscal year ended August 31, 2006 our financing came from non-interest bearing loans from shareholders in the amount of $1,649,609. We generated a net loss of $1,445,977 during the year ended August 31, 2006 and a net loss of $175,537 during the period ended August 31, 2005, for a cumulative loss of $1,621,514 since the inception of the Company.

The comparative period presented in the annual financial statements is for the period from inception on April 20, 2005 to August 31, 2005. This includes approximately $40,000 in expenses of RSW from April 20, 2005 until the date of the reverse merger on June 30, 2005, which consisted mainly of rent, professional fees and general expenses. Subsequent to the merger on June 30 and leading up the comparative year ended August 31, 2005 the Company incurred significantly higher expenses which related to $50,000 in contributed services, grouped in general and administrative; $53,168 in interest on the capital lease obligation; and other expenses related to professional fees, rent, amortization and other general expenses.

Results of Operations for the Three and Nine Months Ended May 31, 2007

The plant is now operational and during the three and nine months ended May 31, 2007 we began shipping bottled water to our customers and incurred sales of $24,517 and $89,909 for the three and nine months ended May 31, 2007 respectively.  These sales were made to distributors and national chain stores.  The sales were of both our RSW bottled water and private labeled bottled water.  The revenues from the contracts we have negotiated are on a net 30 basis after the products are received by the customer. We now have an account receivable line of credit for $1,000,000 with American Business Finance LLC out of Oklahoma which will help to speed up cash flow into our account against the payments that are pending on outstanding vendor invoices.

Cost of sales represents the allocation of raw materials, direct labor, freight in and water testing related to our sales of our finished goods inventory.  For the three months and nine months ended May 31, 2007, we incurred a gross (loss) profit of ($32,107) and 5,694 respectively.  We experienced a gross loss this quarter because we sold a portion of our finished goods at amounts below cost in order to promote our product.  In addition, we began to capitalize less direct labor to our inventory than in the previous quarter, based on more accurate estimates from new information on our production process.  We expect in the next quarter that our cost per product will decrease and we will be increasing our sale prices, resulting in gross profits.

Advertising and promotion during the three and nine months ended May 31, 2007 increased $15,153 and $67,353 compared to the three and nine months ended May 31, 2006.  This was because we incurred expenses related to creating and airing a television commercial for our product, and we shipped out free cases of water to potential customers to promote our product.  Other general expense categories have increased as well over these periods, which include salaries and wages, vehicle, travel and entertainment, occupancy costs, insurance and telecommunications.  These expenses either did not exist or were minimal in the three months and nine months ended May 31, 2006 mainly because we had only recently begun operations.  We also had damages and spoilages during initial production runs which we calculated as approximately $95,482.  This was expensed as product testing and development. Our interest and bank charges during the three months and nine months ended May 31, 2007 have increased $57,627 and $155,241 compared to the three months and nine months ended May 31, 2006 because of the interest recorded on our shareholder loans.

Our operations since inception have not generated any significant revenue.  We generated a net loss of $846,813 for the three months ended May 31, 2007 and a net loss of $2,123,715 for the nine months ended May 31, 2007. We have relied on and will continue to rely on significant external financing to fund our operations.

Licensing and Water Rights

Although we have a signed a long term lease with T&E Consolidators LP which includes the water rights, contract which will allow us to extract water from the land, it did not automatically give us the right to distribute the water. In order to distribute water worldwide and commence business, we obtained certain local licenses. Besides these local necessary licenses, one must pass certain specifications and requirements of the Food and Drug Administration (“FDA”). In the state of Texas, the Texas Commission on Environmental Quality (TCEQ) tests and approves all public water sources under FDA guide lines. Such approval and registration of our water source is currently registered on the TCEQ web site under public water source registration number 0590001. The TCEQ approval includes a clean and immaculate warehouse, the use of hygienic filtration, bottling and packing operation systems, as well as a monthly certified testing for coli form for the TCEQ and weekly certified lab testing for the FDA. According to the guide lines, all test results are automatically sent to the TCEQ with copies maintained at our plant in Hereford TX. We will ensure that all our operations continue to meet and surpass all government requirements. In June 2006, the Company passed the water test required by the state of Texas Commission on Environmental Quality in order to commence production at the Royal Spring Water plant in Hereford, Texas. The test was conducted by the City of Amarillo, Environmental Laboratory No. 48103 over a period of three days. We also received a certificate from the health department certifying our plant for bottle water operations. This completed all of the testing and licensing requirements of the various government bodies needed to commence production and sales of our products. The lease can be found as exhibit 10.

Product Research and Development

In order to obtain high quality products and assure customer satisfaction, we will be using fully automated state of the art machinery. For the past three years, we have spent much of our time, money and efforts into researching the water industry in the U.S. and overseas. As a result, we have acquired broad knowledge about procedures, licenses, machinery, and land. During this time, we have also built strong relationships with key individuals within the government and private sectors related to the water industry. We do not anticipate performing further research and development for any products during the next twelve months.

Acquisition or Disposition of Plant and Equipment

We have purchased and assembled a an automated, state of the art water treatment and bottling system that is currently in place and has the capacity to bottle up to approximately 113 million bottles per year, based on a bottle size of 16.9 ounces. The plant facility has the water capacity to grow and supply in excess of one billion bottles per year. Our bottling line can currently handle bottle sizes of 16.9 ounce. This state of the art machinery is automated and runs with minimal human intervention. As part of our bottling system we also purchased a bottle stretch blow molder which will enables us to blow our own bottles from preforms.

To date, we have spent approximately $653,000 on the purchase of machinery and equipment.

Liquidity and Capital Resources and Future Funding Requirements

The Company has received letters of intent from potential customers, which management believes will produce the necessary income to attain positive cash flows in the future. Since inception, the Company’s principal shareholders/officers have provided approximately $1.9 million in short-term working capital advances and these individuals will continue to provide certain funding as and when required on a short-term basis. In addition, the Company has secured a line of credit of up to $1,000,000 with American Business Finance LLC, located in Oklahoma, to be collateralized by accounts receivable. American Business Finance LLP will purchase 80% of the face value of invoices until Royal Spring Water Inc. is paid. Borrowings will bear a base fee of 2% over base index. This will help to improve cash flows needed for working capital until profitable operations are attained.

In December 2006, the Company signed a two year non-interest bearing convertible note for $1,250,000. The note is collateralized by a general security agreement over the assets of the Company. The note matures in December 2008 and the Company may at its option repay, in whole or in part, the note for a pre-payment price of 110%. Any remaining unpaid balance of the note will be paid on the maturity date. The holder of the note shall have the right, at its option, at any time, to convert the outstanding principal to common stock at a price equal to 85% of the weighted market value for the twenty days immediately prior to the conversion date. The Company has also issued, to the purchaser of the convertible note, 500,000 warrants with strike prices ranging from $2.00 to $5.00 expiring in five years.  At this time, the Company can not estimate the number of warrants that may ultimately be exercised or the cash proceeds to be received as a result of such exercises, if any.

Although the Company has no other firm commitments from other investors or lenders at this time, the Company believes it has raised sufficient capital to continue production and distribution of its products until profitability is reached. Additionally, the Company believes it will not be required to raise any additional funds in the next twelve months. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to accomplish its business objectives or to pay ongoing operating expenses.

From commencement in 2005 to February 28, 2007, the shareholders of the Company have made loans in the amount of $1,905,974. These funds have been used to meet working capital requirements, acquire bottling equipment and further develop the plant. The use of these funds from commencement of the business plan to February 28, 2007 is summarized as follows:

Use of funds	Amount

Sub-contract costs of plant development	$20,900
Legal and accounting	256,269
Premises lease costs	165,000
Acquisition of water treatment and bottle filling line	506,418
Acquisition of computer equipment and office furniture	87,650
General and administrative, travel, consulting, telecommunications, occupancy and other sundry expenses	713,502
Inventory	112,257
Marketing and promotion	60,839
$1,889,113

Included in general and administrative are costs for filing fees, postage and shipping, office equipment rentals and maintenance. The remaining funds contributed are held as cash and are available for future working capital requirements. Further details of the historical use of funds can be found in the annual-financial statements for the periods ended August 31, 2006 and 2005 and for the three months ended February 28, 2007.

The majority of the infrastructure necessary for the operation of the plant was already in place upon commencement of the lease. The further capital necessary to complete the development of the plant and acquisition of bottling equipment, leading up to operations to commencement in November 2006, was funded through the shareholder advances described above.

Discussion of cash flows

Cash and cash equivalents were $12, $252,197 and $31,659 as of August 31, 2005, August 31, 2006, and February 28, 2007, respectively.  The increase between 2005 and 2006 was primarily attributed to funds advanced from shareholders which were used to finance operating losses and acquisitions of property and equipment.  The decease in cash and cash equivalents in the six months ended February 28, 2007 was primarily attributed to continued purchases of property and equipment.

Operating activities

Net cash used by operating activities during 2006 was $544,226, resulting primarily from a net loss of $1,445,997, of which $925,987 comprised non-cash expenses including depreciation expense, accrued interest expense on a capital lease, and services contributed by principle shareholders.  In the six month period ended February 28, 2007, cash used by operating activities totaled $872,810, resulting primarily from a net loss of $1,276,902, of which $707,421 comprised similar non-cash operating expenses.  In addition, during this period, the company emerged from its development stage and began producing and selling bottled water.  As a result, the company purchased inventory and placed deposits for the acquisition of supplies and other prepaids totaling $372,176.

Investing activities

Net cash used by investing activities for 2006 was $614,652, all of which was for the acquisition of property and equipment while the company was in its development stage.  For the six months ended February 28, 2007, the Company emerged from its development stage, and during this period the company used $168,846 in cash for the acquisition of property and equipment.

 Financing activities

Net cash provided by financing activities for 2006 was $1,411,063, all of which was provided from advances by shareholders and of which $165,000 was used to repay a capital lease obligation.  During the six months ended February 28, 2007, cash increased by $821,118 as a result of financing activities which was comprised of proceeds from new debt of $1,085,000 and payment of existing obligations of $263,882.

The following assets are currently in use at our plant:

•	Building - 20,000 square feet three story building attached to the warehouse
•	Warehouse - 15,000 square feet adjacent to the three story building
•	Warehouse - additional 36,000 square feet space, added April 2006
•	Equipment - six 25,000 gallon liquid holding tanks (4 tanks are inside the building and 2 outside) related water pumps and pipes connecting wells and tanks, motors and agitators
•	Land and Water Rights - Well #11 and Well #12 located on the real Property
•	Waste water ponds
•	Paved parking
•	Access to existing rail

The Company’s scheduled lease payments from inception of the lease and leading up the purchase date are as follows:

December 1, 2005 - May 31, 2006	$90,000
June 1, 2006 - December 31, 2006	175,000
January 1, 2007 - December 31, 2007	300,000
January 1, 2008 - December 31, 2008*	310,500
January 1, 2009 - July 31, 2009*	187,464

$1,062,964

*CPI is estimated at 3.5% as per most recent full year information available as posted in The Wall Street Journal.

At the end of the first four year period of the lease, the Company intends to purchase, through an available option, the assets at an estimated price of $4,590,964. The actual purchase price will depend upon the prevailing lease rate in effect at the time we exercise our purchase option.

Determination of the classification of the lease:

The Company has determined that the Lease meets the criteria set forth in paragraph 7 (b) of Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for leases, requiring it to be classified as a capital lease. To meet this requirement the lease must meet one of four specific criteria, one of which is the existence of a bargain purchase option, defined as a provision in the lease allowing the lessee, at our option, to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date the option becomes exercisable, and that exercise of the option appears, at the inception of the lease, to be reasonably assured.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, and due to other financial matters such as negative working capital and a cumulative capital deficit, in their report on our audited financial statements for the period ended August 31, 2005, our independent registered accountants included an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

DESCRIPTION OF PROPERTY

The Company corporate office is located at 14553 Delano Street, Suite 217, Van Nuys California. The lease calls for monthly payments of $2,360.95 through December 31, 2006, $2431.78 through December 31, 2007 and 2504.12 through December 31, 2008. The lease expires on December 31, 2008.

On August 1, 2005 the Company entered into a lease for the premises at 3500 Holly Sugar Rd. in Hereford, Texas. This lease includes 1,000 square feet of office space, a 70,000 square foot warehouse and production facility, six 25,000 gallon liquid juice tanks and related equipment and the water rights from Well #11 and Well #12. The lease calls for an initial rent of $15,000 per month for six months commencing November 1, 2005 to April 2006, payable in advance for six months on November 1, 2005. Thereafter, for the next 24 years, the annual rent shall be $25,000 per month, adjusted annually based on the prevailing consumer price index. By April 2009 the Company intends to purchase, through an available option, the premises and facilities in an amount calculated in the lease which is estimated to be $4,590,964.

The existing facility has a total of 71,000 square feet, of which 40,000 square feet will be allocated to water processing and packaging space made accessible by loading bays and a railroad extension. Another 30,000 square feet will be allocated to the storage of raw materials and finished goods and an additional 1,000 for office space. In addition, the property has six 25,000 gallon water tanks, four water waste ponds, and a five and a half-mile railroad spur leading directly from the main railroad station in Hereford to our loading dock. We also have a train engine needed to pull and push the train cars for our shipping needs which will enable us to keep our shipping cost very low. Under our current lease agreement, we are allowed to pump 400,000 gallons of water per day, which amounts to 2,909,090 bottles of water 500ml (16.9 oz.) per day.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles used in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our financial statements.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses from operations since inception, and as of May 31, 2007 has a working capital and total capital deficiency, which raise substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon its ability to obtain the financing and strategic alliances necessary to attain profitable operations. The Company has received letters of intent from potential customers, which management believes will produce the necessary income to attain profitability in the future. Since inception, the Company’s principal shareholders/officers have provided approximately $1.65 million in short-term working capital advances and these individuals will continue to provide certain funding as and when required on a short-term basis. The Company has secured a line of credit of up to $1,000,000 with American Business Finance LLC, located in Oklahoma, to be collateralized by invoices signed by buyers. American Business Finance LLC will finance 80% of the face value of the invoice until Royal Spring Water is paid. This will help to improve cash flows needed for working capital until profitable operations are attained. In December 2006, the Company signed a two year non-interest bearing convertible note for $1,250,000. Although the Company has no other firm commitments from other investors or lenders at this time, the Company believes it has raised sufficient capital to continue production and distribution of its products until profitability is reached. Additionally, the Company believes it will not be required to raise any additional funds in the next twelve months. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to accomplish its business objectives or to pay ongoing operating expenses.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Pervasiveness of Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

•	capital leases;
•	inventory; and
•	revenue recognition.

Capital Leases.  Significant estimates were used in determining the present value of our capital lease obligation and the allocation of that total cost to the various assets included in the lease.  Capital leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets are transferred to the Company. Property, plant and equipment held under capital leases are initially recorded at the present value of the minimum payments at the inception of the leases, with equivalent liabilities categorized as appropriate under current or non-current liabilities. Management made assumptions based on the expected term of the lease and the value of the bargain purchase option at that conclusion o the lease.  If actual results differ it could affect the estimated liability stated in the balance sheet or the net book value of the related assets.  Interest expense, which represents the difference between the minimum payments at the inception of the capital leases and the corresponding fair value of the assets acquired, is allocated to accounting periods over the period of the leases to produce a constant rate of charge on the outstanding balance.

Inventories. Inventories are stated at the lower of cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and/or our ability to sell the product(s) concerned and production requirements. Demand for our products can fluctuate significantly. Factors that could affect demand for our products include unanticipated changes in consumer preferences, general market conditions or other factors, which may result in cancellations of advance orders or a reduction in the rate of reorders placed by customers. Additionally, our management’s estimates of future product demand may be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Revenue Recognition.  For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB104”), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21”), Multiple-Deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets.  Revenue is recognized on the sale of a product when the product is shipped, which is when the risk of loss transfers to our customers, and collection of the receivable is reasonably assured. A product is not shipped without an order from the customer and credit acceptance procedures performed.  Amounts paid by customers for shipping and handling costs are included in sales.  The allowance for returns is regularly reviewed and adjusted by management based on historical trends of returned items.  The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company’s historical losses and an overall assessment of past due trade accounts receivable outstanding.  The allowance for doubtful accounts and returns and discounts is established through a provision for returns and discounts charged against sales. Receivables are charged off against the allowance when payments are received or products returned. The allowance for doubtful accounts and returns and discounts as of May 31, 2007 was $Nil.  Management believes the limited sales in these early stages have been made to credit worthy customers and that sufficient time has passed no returns are expected. Management does not have significant historical data in performing estimates, due to t early stages of the Company, and therefore the Company is at risk in estimating returns and bad debts which could result in an understated or overstated provision for returns and bad debts.

Development Stage Enterprise

The Company has not earned any revenues from limited principal operations and accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7 “). Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' deficit and cash flows disclose activity since the date of the Company's inception.

Impairment of Long-Lived Assets

Long lived assets are accounted for in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimates of future cash flows. We have not identified any such impairment losses to date.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period. As of August 31, 2006, a deferred tax asset of approximately $650,000 (which arises solely as a result of net operating losses), has been entirely offset by a valuation reserve due the uncertainty that this asset will be realized in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the formation of Easy.com in the year 2000, Marvin Winick acted as the president. On September 2, 2004, Alex Hazan, Harel Goldstein and the Maxwell Group and their families were each issued shares of common stock by Easy.com, Inc. thereby giving them control of Easy.com, Inc. As part of the merger agreement, Marvin Winick retained 300,000 shares of common stock. There are no other promoters or control persons who received any compensation during the last five fiscal years other than as described herein.

During the fiscal year ended August 31, 2006 and 2005, the Company’s financing came from loans from the CEO, Alex Hazan and the CFO, Harel Goldstein, in the amount of $1,649,609. The advances from these directors and shareholders of the Company, to facilitate the payment of debts, are non-interest bearing, unsecured and have no specific terms of repayment. The carrying value of the advances approximates the market value due to the short-term maturity of the financial instruments.

Beginning in April 2005, the Company's directors and shareholders, Alex Hazen and Harel Goldstein, devoted time to the development of the Company. Compensation expense of $10,000 per month between April 2005 and August 2005 and $15,000 per month between September 2005 and August 2006, totaling $170,000 has been recorded from April 2005 to the fiscal year ended August 2006. These directors and shareholders have waived reimbursement and have considered these services as a contribution to capital. Accordingly, the contributions have been recorded as additional paid-in capital.

Except as stated herein, there were no other persons who were “promoters” of either Royal Spring Water or Easy.com, Inc. prior to the merger as defined by Regulation C, Rule 405.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the pink sheets. Our symbol is RSPG.PK. From January, 2006 through June 30, 2007, our common stock was quoted between a low bid of $.60 per share and a high bid of $3.05 per share. Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. The following chart shows the high and low bid prices per share per calendar quarter from November 2005 to June 30, 2007

	HIGH BID PRICE (1)	LOW BID PRICE (1)
Last Quarter 2005	$ 1.15	$ 1.01
First Quarter 2006	$ 1.58	$ 0.51
Second Quarter 2006	$ 1.27	$ 0.60
Third Quarter 2006	$ 2.82	$ 1.70
Fourth Quarter 2006	$ 2.60	$ 1.10
First Quarter 2007	$ 3.05	$1.50
Second Quarter 2007	$2.45	$1.50

Shares of our common stock are subject to rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”. “Penny stock” is defined to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

EXECUTIVE COMPENSATION

At this time there is no set executive compensation package for any of the directors or officers of the Company. The Company currently has no stock option plan or similar plans, nor are there any immediate plans or intentions to establish such compensation arrangements. While the Company has not paid executive compensation, it receives services from its two key officers/shareholders, for which compensation expense is recorded with a corresponding credit to paid-in capital.

REPORTS TO STOCKHOLDERS

We are not required to deliver an annual report to our stockholders but will voluntarily send an annual report, together with our annual audited financial statements. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the site is http://www.sec.gov.

PRESS RELEASES

From time to time, we have issued press releases regarding, among other things, execution of contracts with various companies. A summary of these press releases is as follows:

1. Agreement with Data Commodities, Ltd. - On January 17, 2006 we announced the signing of a letter of intent with Data Commodities, Ltd. which was valued at $12,500,000 over a five year period. The Company is no longer involved with Data Commodities.

2. On June 13, 2006, we announced a purchase order in the amount of $6,493,530 with the African Refugees Welfare Organization. At the time of the announcement, it was expected this amount would be paid within twenty-one days. The Company subsequently announced on June 5, 2006 that this purchase order had not been fulfilled. This purchase order still has not been fulfilled and the Company does not expect that it ever will be.

3. On June 29, 2006, the Company announced that it signed an agreement with National Lampoon, Inc. to bottle and distribute a line of artesian and flavored water under the National Lampoon brand name. We are currently developing a marketing campaign with National Lampoon and expect that the samples of this water will be sent to distributors by December of this year.

4. On August 4, 2006, the Company announced it had entered into an agreement to supply Harley-Davidson Cafй in Las Vegas with bottled water. A purchase order has been signed and an invoice has been issued. We were never paid on this invoice and we are not proceeding with this agreement.

5. On September 5, 2006, we announced that we had entered into a one year agreement to provide bottled water to ICHO Group, Inc. A purchase order has been issued and received and the first payment for shipment has been received.

6. On September 6, 2006, we signed a one year contract to supply bottled water to MilesMall. We have not received a purchase order from MilesMall at this time.

7. On November 27, 2006 we announced that we received our first purchase orders from 99c Only Stores for our Royal Water label,  These purchase orders have been delivered.

8.  On April 16, 2007 we announced that we signed multiple agreements for private label, water, Vodka and Rose Sparkling Wine. The agreements call for the private label products to be produced and sold to the hotel properties under ownership by the Golden Hotels L- PSHIP.

9.  On August 3, 2007, we announced we had shipped our third shipment as part of the fulfillment of our obligation under the two year agreement signed with the Golden Hotels L-PSHIP in April, 2007.

10.  On August 9, 2007, we announced that we received additional purchase orders for 16.9oz bottled water from 99 Cents Only Stores, to be delivered to their Texas warehouse distribution center, with the first delivery scheduled for August 15, 2007.  All deliveries for these purchase orders have been completed.

11.  On August 21, 2007, we announced that we signed an agreement with Tank LLC, one of the top beverage marketing firms in the country, to build the U.S. distribution network for the patent-pending structured water product Rhythm(TM).

12.  On August 24, 2007, we announced that we were no longer using the investor relations services of Toronto-based Maxwell Network Group.

13.  On August 30, 2007 we entered into an exclusive international distribution agreement for the United Kingdom for Rhythm Structured H20 with Rhythm Structured Water Limited, a UK company The initial term of the agreement is for two years with an eight-year extension for a total of ten years.  The first order is expected for the middle of October 2007.

14.  On September 5, 2007, we announced that Rhythm Structured H20 has received approval for a test campaign in key 7-Eleven stores in New York and Los Angeles.  The test is being launched in Los Angeles during the month of September and we are waiting for the New York 7-Eleven stores to be given us for delivery this month as well.

15.  On September 10, 2007, we announced that Rhythm Structured H20 was chosen to be among a select group of companies providing products for the 2007 "Everybody Wins at the Emmy Awards" Nominee Gift Bags.  The gift bag will be delivered to the nominees that did not win in the 2007 Emmy Awards.  The gift bag will be delivered the day after the awards show.

16. On September 26, 2007, we announced that Jeremy Newman, a pioneer in the sport of Triathlon for athletes with disabilities and professional motivational speaker, has tested and endorsed the Company’s Rhythm Structured H2O Water.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2, under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that Registration Statement, does not contain all information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. You may review a copy of the Registration Statement at the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our electronic filings and our Registration Statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

You may also read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.

No finder, dealer, sales-person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

BACK COVER OF PROSPECTUS

No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

Item 22.	Financial Statements

The audited Financial Statements for the year ending August 31, 2006, and for the periods from inception (April 20, 2005) to August 31, 2005 and 2006,  and unaudited financial statements for the three and nine months ended May 31, 2007 are attached and incorporated, beginning on page F-1.

PART II

Item 24.	Indemnification of Directors and Officers

In accordance with Nevada general corporation law, the Company has included a provision in its Certificate of Incorporation to limit the personal liability of its directors for violation of fiduciary duty. The provision serves to eliminate such directors’ liability to the Company or its stockholders for monetary damages, except for (i) any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which a director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 being permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 25.	Other Expenses of Issuance and Distribution

Filing fee under the Securities Act of 1933	$2,038.00
Printing and Engraving (1)	500.00
Accounting Fees (1)	5,000.00
Legal Fees (1)	25,000.00
Miscellaneous (1)	2,000.00
Total	$33,538.00

(1)	Estimates

Item 26.	Recent Sales of Unregistered Securities

In May of 2000, the company issued 72,000 shares of its common stock without consideration to 24 shareholders who were friends and business associates of the issuer.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The issuances were not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. Although there were 27 shareholders that received shares it was still not a public offering since all of these shareholder received shares for no consideration and they had complete information on the our company. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

During the past three years, Easy.com, Inc. issued 29,700,000 shares of its common stock to Harel Goldstein, Alex Hazen, the Maxwell Group and affiliated persons without consideration, as a part of the merger between Easy and Royal Spring Water. This distribution occurred on September 2, 2004. Of these shares, 1,489,432 shares were issued each to Alex Hazen and Harel Goldstein. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On April 20, 2005 Royal Spring Water, Inc. issued a total of 75,000 shares, 37,500 each to its founders Alex Hazen and Harel Goldstein in consideration for $10,000.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Item 27.	Exhibits and Financial Statement Schedules

a.	Exhibits.

Exhibit Number	Description
2.1	Acquisition Agreement (1)
3.1	Articles of Merger (1)
5.1	Opinion and Consent of Anslow & Jaclin, LLP
10.1	Commercial Lease Agreement (1)
10.2	Purchasing Agreement *
10.3	Securities Purchase Agreement *
10.4	Form of Convertible Note**
10.5	Form of Registration Rights Agreement**
10.6	Form of Common Stock Purchase Warrant**
10.7	Redacted Purchase and Supply Agreement
10.8	Redacted Purchase and Supply Agreement
10.9	Redacted Purchase and Supply Agreement
10.10	Redacted Purchase and Supply Agreement
10.11	Redacted Purchase and Supply Agreement
10.12	Redacted Purchase and Supply Agreement
10.13	Redacted Purchase and Supply Agreement
10.14	Redacted Purchase and Supply Agreement
10.15	Redacted Distributorship Agreement
10.16	Redacted Master Broker Agreement
16.1	Letter on Change in Accountant (1)
23.1	Consent of Grobstein, Horwath & Company LLP *

_______________
*	Filed as an exhibit for the amended SB-2 filed with the SEC on June 6, 2007.
**	Filed as an exhibit to the amended SB-2 filed with the SEC on August 21, 2007.
(1)	Incorporated by reference from our report on Form 10K-SB/A filed on June 7th, 2006

Item 28.	Undertakings.

(a)	The undersigned small business issuer hereby undertakes:

(1)
To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act; (ii) reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and (iii) include any material or changed information in the plan of distribution.

(2)
For determining liability under the Securities Act of 1933, as amended (the “Act”), treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities as at that time to be the initial bona fide offering thereof.

(3)	File a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)
To provide to the underwriter at the Closing specified in the underwriting agreement certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

(c)
Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned small business issuer hereby undertakes that it will:

(1)
For purposes of determining any liability under the Act that the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time the Commission declared it effective.

(2)
For the purpose of determining any liability under the Act, that each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in the city of Van Nuys, State of California, on the 4th of October, 2007.

ROYAL SPRING WATER, INC.

/s/ Alex Hazan
Alex Hazan
Chief Executive Officer and Principal Executive Officer

/s/ Harel Goldstein
Harel Goldstein
Principle Financial Officer and Principal Accounting Officer

Each person whose signature appears below hereby constitutes and appoints, Alex Hazan, his or her true and lawful attorneys-in-fact with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign a new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 4th of October, 2007, in the capacities indicated.

Signature	Date	Title

/s/ Alex Hazan	October 4, 2007	Chief Executive Officer and Principal Executive Officer and Director
Alex Hazan

/s/ Harel Goldstein	October 4, 2007	Principal Financial Officer and Principal Accounting Officer and Director
Harel Goldstein

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Royal Spring Water Inc.

We have audited the accompanying balance sheet of Royal Spring Water Inc. (formerly Easy.com, Inc.) (A Development Stage Company) as of August 31, 2006 and 2005 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended August 31, 2006,, for the period from April 20, 2005 (date of inception) to August 31, 2005 and for the period from April 20, 2005 (date of inception) to August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Spring Water Inc. (formerly Easy.com, Inc.) (A Development Stage Company) as of August 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended August 31, 2006,, for the period from April 20, 2005 (date of inception) to August 31, 2005 and for the period from April 20, 2005 (date of inception) to August 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses, negative working capital, and total capital deficiency raise substantial doubt about its ability to continue as a going concern. Note 1 also describes management’s plans to address these financial matters. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the financial statements, the Company restated its 2005 consolidated financial statements to correct the accounting treatment applied to a business combination.

/s/ Grobstein, Horwath & Company LLP

Sherman Oaks, California
November 29, 2006

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS AT AUGUST 31, 2006 AND 2005

	2006	2005
ASSETS		Restated
CURRENT ASSETS
Cash and cash equivalents	$252,197	$12
Inventory	65,912	-
Prepaid expenses	32,722	10,000
Total Current Assets	350,831	10,012

Property, plant and equipment, net	3,768,892	3,337,434
TOTAL ASSETS	$4,119,723	$3,347,446

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$64,398	$-
Advances from shareholders	1,649,609	73,546
Obligation under capital lease - current portion	171,083	163,680
Total Current Liabilities	1,885,090	237,226

Obligation under capital lease	3,690,442	3,240,052
TOTAL LIABILITIES	5,575,532	3,477,278

STOCKHOLDERS’ DEFICIT
Preferred stock - $.001 par value; 5,000,000 shares authorized, none issued or outstanding
Common stock - $.001 par value; 50,000,000 shares authorized, 30,072,000 shares issued and outstanding	30,072	30,072
Additional paid-in capital	135,633	15,633
Deficit accumulated during the development stage	(1,621,514)	(175,537)
TOTAL STOCKHOLDERS’ DEFICIT	(1,455,809)	(129,832)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$4,119,723	$3,347,446

The accompanying notes are an integral part of these financial statements.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Year Ended August 31, 2006	Period From April 20, 2005 (Date of Inception) to August 31, 2005 Restated	Period From April 20, 2005 (Date of Inception) to August 31, 2006

EXPENSES
Professional fees	$237,857	$2,500	$240,357
General and administrative	223,844	64,122	287,966
Vehicle	37,222	3,651	40,873
Salaries and wages	30,778	-	30,778
Travel and entertainment	27,438	4,146	31,584
Telecommunications	21,091	1,961	23,052
Occupancy costs	19,915	22,447	42,362
Advertising and promotion	19,664	3,099	22,763
Insurance	13,104	-	13,104
Consulting fees	7,500	5,000	12,500
Interest and bank charges	1,577	1,098	2,675
Depreciation	183,194	14,345	197,539
TOTAL EXPENSES	823,184	122,369	945,553

LOSS FROM OPERATIONS	(823,184)	(122,369)	(945,553)

OTHER EXPENSES
Interest on capital lease obligation	622,793	53,168	675,961

NET LOSS	$(1,445,977)	$(175,537)	$(1,621,514)

Loss per common share, basic and diluted	$(0.05)	$(0.01)

Weighted average shares outstanding, basic and diluted	30,072,000	30,072,000

The accompanying notes are an integral part of these financial statements.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
APRIL 20, 2005 (DATE OF INCEPTION) TO AUGUST 31, 2006

	Common Stock		Additional		Total
			Paid-in	Accumulated	Stockholders'
	Shares	Par Value	Capital	Deficit	Deficit

Acquisition of Easy.com Inc., restated	30,072,000	$30,072	$(34,367)		$ $(4,295)

Net loss	-	-	-	(175,537)	(175,537)

Services contributed by shareholders	-	-	50,000	-	50,000

BALANCE AT AUGUST 31, 2005, RESTATED	30,072,000	$30,072	$15,633	$(175,537)	$(129,832)

Net loss	-	-	-	(1,445,977)	(1,445,977)

Services contributed by shareholders	-	-	120,000	-	120,000

BALANCE AT AUGUST 31, 2006	30,072,000	30,072	135,633	(1,621,514)	(1,455,809)

The accompanying notes are an integral part of these financial statements.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2006	Period From April 20, 2005 (Date of Inception) to August 31, 2005 Restated	Period From April 20, 2005 (Date of Inception) to August 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,445,977)	$(175,537)	$(1,621,514)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	183,194	14,345	197,539
Interest accrued on obligation under capital lease	622,793	53,168	675,961
Acquisition of the net liabilities of Easy.com Inc.	-	(4,295)	(4,295)
Services contributed by shareholders	120,000	50,000	170,000
Changes in Assets and Liabilities:
Inventory	(65,912)	-	(65,912)
Prepaid expenses	(22,722)	(10,000)	(32,722)
Accounts payable and accrued liabilities	64,398		64,398
NET CASH USED IN OPERATING ACTIVITIES	(544,226)	(72,319)	(616,545)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(614,652)	(1,215)	(615,867)
NET CASH USED IN INVESTING ACTIVITIES	(614,652)	(1,215)	(615,867)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from shareholders	1,576,063	73,546	1,649,609
Repayment of obligation under capital lease	(165,000)		(165,000)
NET CASH PROVIDED BY FINANCING ACTIVITES	1,411,063	73,546	1,484,609

NET CHANGE IN CASH & CASH EQUIVALENTS	252,185	12	252,197

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$252,197	$12	$252,197

The accompanying notes are an integral part of these financial statements.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1.    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION

Easy.com, Inc. (“Easy”) was incorporated under the laws of the State of Nevada on May 9, 2000. Easy was a non-operating shell corporation with nominal net assets prior to June 2005, when Easy acquired one hundred percent (100%) of the assets of Royal Spring Water Inc., a Nevada company (“RSW” or the “Company”).

Royal Spring Water Inc. was established on April 20, 2005 with a clear mission, namely to extract, process, and bottle water of supreme quality.

BUSINESS COMBINATION

On June 30, 2005, Easy acquired all of the outstanding stock of RSW (the "Reverse Merger"). Easy completed the acquisition by having the shareholders of RSW surrender 100% of their common stock to the company. In anticipation of the Reverse Merger, on September 2, 2004 the shareholders of Easy gifted stock to the shareholders of RSW, giving these shareholders and their family members control of Easy. For accounting purposes, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, the acquisition has been treated as a recapitalization of RSW with RSW recognized as the accounting acquirer (reverse acquisition). A reverse acquisition occurs if a company other than the legal acquirer is deemed to be the “accounting acquirer” in a business combination effected by the issuance of voting securities. In this regard, RSW is considered the accounting acquirer and Easy is considered the accounting target. The historical financial statements prior to June 30, 2005 are those of RSW.

GOING CONCERN

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses from operations since inception, and as of August 31, 2006 has a working capital and total capital deficiency, which raise substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon its ability to obtain the financing and strategic alliances necessary to attain profitable operations. Management is pursuing various sources of financing and intends to raise equity financing through a private placement with a private group of investors in the near future. The Company has received letters of intent from potential customers, which management believes will produce the necessary income to attain profitability in the future. Since August 31, 2006, the Company’s principal shareholders/officers have provided approximately $1.65 million in short-term working capital advances and these individuals will continue to provide certain funding as and when required on a short-term basis. The Company has secured a line of credit of up to $1,000,000 with American Business Finance LLC, located in Oklahoma, to be collateralized by invoices signed by buyers. American Business Finance LLC will finance 80% of the face value of the invoice until Royal Spring Water is paid. This will help to improve cash flows needed for working capital until profitable operations are attained. Although the Company has no firm commitments from other investors or lenders at this time, the Company believes it will be able to raise sufficient capital to complete assembly of its production facilities and commence production and distribution of its products. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to accomplish its business objectives or to pay ongoing operating expenses.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

BASIS OF PRESENTATION

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Royal Spring Water Inc., a Nevada corporation and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant inter-company accounts and transactions are eliminated.

The Company has not earned any revenues from limited principal operations and accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7 “). Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' deficit and cash flows disclose activity since the date of the Company's inception.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in determining the present value of our capital lease obligation and the allocation of that total cost to the various assets included in the lease.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to operations as incurred. Betterments or renewals are capitalized when incurred. Depreciation, based on the estimated useful lives of the assets, is provided using the straight line method over the following useful lives:

Equipment under capital lease	5 years
Locomotive under capital lease	5 years
Building under capital lease	25 years
Furniture and equipment	5 years
Computer	2 years
Software	1 year

LONG LIVED ASSETS

Long lived assets are accounted for in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimates of future cash flows. We have not identified any such impairment losses to date.

CAPITAL LEASES

Capital leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets are transferred to the Company. Property, plant and equipment held under capital leases are initially recorded at the present value of the minimum payments at the inception of the leases, with equivalent liabilities categorized as appropriate under current or non-current liabilities. Interest expense, which represents the difference between the minimum payments at the inception of the capital leases and the corresponding fair value of the assets acquired, is allocated to accounting periods over the period of the leases to produce a constant rate of charge on the outstanding balance.

INCOME TAXES

The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period. As of August 31, 2006, a deferred tax asset of approximately $650,000 (which arises solely as a result of net operating losses), has been entirely offset by a valuation reserve due the uncertainty that this asset will be realized in the future.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

LOSS PER SHARE

The Company accounts for earnings per share pursuant to SFAS No. 128, Earnings per Share, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

There were no potentially dilutive financial instruments for the period ended August 31, 2006 and 2005.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of our financial instruments included in current assets and current liabilities approximated their respective fair values at each balance sheet date due to the immediate or short-term maturity of these financial instruments. The fair value of lease obligations is based on current rates at which we could borrow funds with similar remaining maturities.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. (“FIN”) 47, Accounting for Conditional Asset Retirement Obligations in March 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this guidance to have a material impact on its financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principles, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principles and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company does not expect this guidance to have a material impact on its financial statements.

On November 3, 2005, the FASB issued FASB Staff Position on SFAS 115 and 124, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (FSP FAS 115-1 and 124-1). This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It is effective for reporting periods beginning after December 15, 2005. The Company does not expect this guidance to have a material impact on its financial statements.

On February 16, 2006 the FASB issued SFAS 155, Accounting for Certain Hybrid Instruments which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN 48 may have on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact the adoption of SFAS 157 will have on its financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. Management believes the adoption of this pronouncement will not have a material impact on the Company's consolidated financial statements.

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 2.    PROPERTY, PLANT & EQUIPMENT
At August 31, 2006 and 2005 property, plant and equipment consists of the following:

	2006	2005
Land and water rights under capital lease	$1,287,853	$1,287,853
Equipment under capital lease	506,555	506,555
Water treatment system	469,218	-
Locomotive under capital lease	53,661	53,661
Building under capital lease	1,502,495	1,502,495
Furniture and equipment	75,850	1,215
Computer	67,524	-
Software	3,275	-
	3,966,431	3,351,779
Less: accumulated depreciation	(197,539)	(14,345)
Net property, plant and equipment	$3,768,892	$3,337,434

Depreciation expense was $183,194 for the year ended August 31, 2006 (2005 - $14,345).

NOTE 3.    RELATED PARTY TRANSACTIONS

The advances from shareholders of the Company, to facilitate the payment of debts, are non-interest bearing, unsecured and have no specific terms of repayment.

Since its inception, the Company's directors and shareholders have devoted time to the development of the Company. Compensation expense totaling $120,000 has been recorded for the year ended August 31, 2006, and $170,000 has been recorded since inception. These directors and shareholders have waived reimbursement and have considered these services as a contribution to capital. Accordingly, the contributions have been recorded as additional paid-in capital.

NOTE 4.    OBLIGATION UNDER CAPITAL LEASE

The Company leases land, building and equipment under a capital lease which contains a bargain purchase option which the Company intends to exercise on or before its expiration on August 1, 2009. The asset and liability under the capital lease are recorded at the present value of the minimum lease payments and purchase option price. The assets are depreciated over their useful lives as described in Note 1. Depreciation of the assets under the capital lease is included in depreciation expense for 2006.

Future minimum lease payments under capital leases as of August 31, 2006 for each of the next three years and in the aggregate are as follows. Amounts for 2008 and 2009 are estimates since the amounts will be determined by the prevailing consumer price index at that time:

2007	$300,000
2008	307,000
2009, including bargain purchase option	4,881,929
Total minimum lease payments	5,488,929
Less: amount representing interest at 19%	(1,627,404)
Total obligations under capital lease	3,861,525
Less: current installments of obligations under capital lease	(171,083)
Long-term obligation under capital lease	$3,690,442

NOTE 5.    STOCKHOLDERS' DEFICIT

During the year ended August 31, 2001 the Company issued 30,072,000 shares to the founders of the corporation for services rendered.

As indicated in Note 3, the Company’s directors and shareholders have contributed their services to the Company.

The Company effected a 3-for-1 stock split in September 2004 of all outstanding shares of capital stock. All references to share and per share data have been retroactively adjusted to reflect the stock split.

NOTE 6.    SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended August 31, 2006 and 2005, interest of $1,577 and $1,098, respectively, was paid. No income taxes were paid during either of these periods.

Non cash financing and investing activities includes the acquisition of property and equipment under capital lease in the amount of $3,350,564 during the period ended August 31, 2005 and services provided by shareholders in the amount of $120,000 for the year ended August 31, 2006 (2005 - $50,000).

ROYAL SPRING WATER INC. (FORMERLY EASY.COM, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NOTE 7.    COMMITMENT

In August 2005, the Company entered into a land, building and equipment lease agreement for a facility to be used for production and head office. This four-year lease commenced August 1, 2005, and is classified as a capital lease as it contains a bargain purchase option (see note 4). As of August 31, 2006, future obligations under the terms of this lease aggregated $5,488,929, including $1,627,404 in interest.

NOTE 8.    CONTINGENT LIABILITY

In February of 2006, our former Chief Operating Officer filed a complaint against the Company, for, among other things, breach of employment agreement. The complaint was filed in the Los Angeles Superior Court, Santa Monica Division and seeks unspecified damages. The Company filed a cross complaint against this individual for fraud, misrepresentation and breach of fiduciary duty. We recently made an offer of settlement to plaintiff, to which a response has not been received. The Company is in the process of conducting discovery. We do not believe that this litigation will be material to our financial position, operations, or cash flows. There are no proceedings in which any of our directors, officers or affiliates is an adverse party or has a material interest adverse to the interest of the Company.

NOTE 9.    RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financial statements for the period ended August 31, 2005 due to an error in the accounting treatment of the business combination of Easy.com Inc. and Royal Spring Water Inc. Previously the company had accounted for this transaction as a common control business combination and had presented the combined historical financial statements of both companies. The Company subsequently determined that, because the two companies became related through a transaction in anticipation of the Reverse Merger that accounting for the Reverse Merger as a common control transaction was not appropriate. The statements have therefore been restated to reflect the transaction as a recapitalization of Royal Spring Water Inc. The effect of this correction was a reduction of additional paid-in capital, cumulative loss and deficit in the amount of $14,319. There was no effect on reported assets or liabilities.

As a result of the restatement of the August 31, 2005 consolidated financial statements, additional paid-in capital and accumulated deficit balances have been reclassified to include the historical financial statements of Royal Spring Water Inc. since April 20, 2005 (inception). The historical financial statements previously reported were those of the combined entities. The restatement had no effect on the previously reported net loss for the period ended August 31, 2005.

NOTE 10.    SUBSEQUENT EVENT

On November 21, 2006, the Company entered into a financing agreement with a commercial finance company (“Finance Co.”). Under the terms of the agreement, the Company may sell accounts receivable to Finance Co. for a fee ranging from 1.1% to 1.75% of the face value of the accounts sold. Finance Co. will advance the Company 80% of the face value of the accounts sold to an aggregate maximum of $1 million. The remaining 20% will be held by Finance Co. in a reserve account until the account is collected or until the funds mature, which is generally within 30 to 90 days. Advances will bear interest at a base index rate, as defined in the agreement, plus 2% per annum. The minimum aggregate annual borrowing rate on advances shall be 10.25%. Accounts are generally to be sold without recourse, and Finance Co. will be responsible for collection, assumes all credit risk (except where a dispute exists), and obtains rights and remedies against the Company’s customers. Trade accounts receivable not sold to Finance Co. will remain in the custody and control of the Company, and the Company will maintain all credit risk and collection responsibility on those accounts.

ROYAL SPRING WATER INC.
BALANCE SHEETS

	May 31, 2007	August 31, 2006
	(Unaudited)
ASSETS
CURRENT ASSETS
v Cash and cash equivalents	$10,810	$252,197
Accounts receivable	23,650	-
Inventory	224,789	65,912
Prepaid expenses and deposits	181,197	32,722
Total Current Assets	440,446	350,831

Property, plant and equipment, net	3,716,145	3,768,892
Debt issue costs	81,146	-
TOTAL ASSETS	$4,237,737	$4,119,723

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$301,393	$64,398
Advances from shareholders	1,893,147	1,649,609
Accrued warrant liability	430,028	-
Obligation under capital lease - current portion	187,111	171,083
Total Current Liabilities	2,811,679	1,885,090

Convertible debt, net of discount	876,566	-
Obligation under capital lease	3,894,786	3,690,442
Total Long Term Liabilities	4,771,352	3,690,442

TOTAL LIABILITIES	7,583,031	5,575,532

STOCKHOLDERS’ DEFICIT
Preferred stock - $.001 par value; 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock - $.001 par value; 50,000,000 shares authorized, 30,072,000 shares outstanding	30,072	30,072
Additional paid-in capital	369,863	135,633
Accumulated deficit	(3,745,229)	(1,621,514)
TOTAL STOCKHOLDERS’ DEFICIT	(3,345,294)	(1,455,809)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$4,237,737	$4,119,723

___________________
See accompanying notes to these financial statements.

ROYAL SPRING WATER INC.
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MAY 31, 2007 AND 2006

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006
	(Unaudited)	(Unaudited)

Sales	$24,517	$-
Cost of goods sold	56,624	-
Gross loss	(32,107)	-

EXPENSES
General and administrative	136,274	85,164
Product testing and development	95,482	-
Salaries and wages	62,490	-
Professional fees	57,488	61,014
Travel and entertainment	18,416	5,413
Advertising and promotion	16,335	1,182
Vehicle	14,500	11,565
Commissions	9,500	-
Telecommunications	5,917	6,584
Occupancy costs	4,864	-
Insurance	4,136	7,607
Depreciation	98,429	43,636
TOTAL EXPENSES	523,831	222,165

LOSS FROM OPERATIONS	(555,938)	(222,165)

OTHER EXPENSES
Unrealized loss on warrants	40,580	-
Interest and bank charges	57,793	166
Interest on capital lease obligation and convertible debenture	192,502	154,826

NET LOSS	$(846,813)	$(377,157)

Loss per common share, basic and diluted	$(0.03)	$(0.01)

Weighted average shares outstanding, basic and diluted	30,072,000	30,072,000

___________________
See accompanying notes to these financial statements.

ROYAL SPRING WATER INC.
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED MAY 31, 2007 AND 2006

	Nine Months Ended May 31, 2007	Nine Months Ended May 31, 2006
	(Unaudited)	(Unaudited)

Sales	$89,909	$-
Cost of goods sold	84,215	-
Gross Loss	5,694	-

EXPENSES
General and administrative	396,022	189,855
Professional fees	147,183	126,849
Salaries and wages	125,400	-
Product testing and development	95,482
Advertising and promotion	69,293	1,940
Travel and entertainment	51,049	16,980
Vehicle	48,797	26,164
Telecommunications	22,633	14,009
Occupancy costs	19,593	-
Insurance	18,954	7,607
Consulting fees	17,049	-
Commissions	9,500	-
Depreciation	242,085	130,145
TOTAL EXPENSES	1,263,040	513,549

LOSS FROM OPERATIONS	(1,257,346)	(513,549)

OTHER EXPENSES
Unrealized loss on warrants	40,580	-
Interest and bank charges	155,798	1,057
Interest on capital lease obligation and convertible debenture	669,991	469,818

NET LOSS	$(2,123,715)	$(984,424)

Loss per common share, basic and diluted	$(0.07)	$(0.03)

Weighted average shares outstanding, basic and diluted	30,072,000	30,072,000

___________________
See accompanying notes to these financial statements.

ROYAL SPRING WATER INC.
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED MAY 31, 2007 AND 2006

	Nine Months Ended May 31, 2007	Nine Months Ended May 31, 2006
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(2,123,715)	$(984,424)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	242,085	130,145
Interest accrued on obligation under capital lease and convertible debt	669,991	469,818
Services contributed by shareholders	90,000	90,000
Amortization of debt issuance costs	21,354	-
Unrealized loss on warrants	40,580	-
Changes in Assets and Liabilities:
Accounts receivable	(23,650)	-
Prepaid expenses and deposits	(13,500)	(22,722)
Inventory	(158,877)	-
Accounts payable and accrued liabilities	236,994	36,649
NET CASH USED IN OPERATING ACTIVITIES	(1,018,738)	(280,534)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(324,312)	(352,887)
NET CASH USED IN INVESTING ACTIVITIES	(324,312)	(352,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible debt	1,085,000	-
Advances from shareholders	243,538	804,593
Repayment of obligation under capital lease	(226,875)	(90,000)
NET CASH PROVIDED BY FINANCING ACTIVITES	1,101,663	714,593

NET CHANGE IN CASH & CASH EQUIVALENTS	(241,387)	81,172

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	252,197	12

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,810	$81,184

___________________
See accompanying notes to these financial statements.

ROYAL SPRING WATER INC.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

ORGANIZATION

Easy.com, Inc. (“Easy”) was incorporated under the laws of the State of Nevada on May 9, 2000.  Easy was a non-operating shell corporation with nominal net assets prior to June 2005, when Easy acquired one hundred percent (100%) of the assets of Royal Spring Water Inc., a Nevada company (“RSW” or the “Company”).

In April 2006, the Company filed Articles of Merger in Nevada and legally combined the entities of Easy.com and Royal Spring Water Inc. They concurrently changed the name of the surviving entity to Royal Spring Water Inc.

The Company was established with a clear mission, namely to extract, process, and bottle artesian well water of supreme quality.

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial information and with the instructions to Form 10-QSB and item 310 under subpart A of Regulation S-B.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and nine month periods ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ending August 31, 2007. For further information, refer to the financial statements and footnotes thereto included in the Company’s annual report on Form 10-KSB for the year ended August 31, 2006.

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses from operations since inception, and as of May 31, 2007 has a working capital and total capital deficiency, which raise substantial doubt as to its ability to continue as a going concern.

REVENUE RECOGNITION

The Company recognizes revenue from product sales when title transfers, the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which is generally at the time of shipment.  In the event a situation occurs to create a post-shipment obligation, we would defer revenue recognition until the specific obligation was satisfied.  We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information.  The revenue recorded is dependent upon estimates of expected customer returns and sales discounts.

INCOME TAXES

The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period. As of May 31, 2007, a deferred tax asset of approximately $1.4 million (which arises solely as a result of net operating losses), has been entirely offset by a valuation reserve due the uncertainty that this asset will be realized in the future.

ROYAL SPRING WATER INC.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN 48 may have on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact the adoption of SFAS 157 will have on its financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. Management believes the adoption of this pronouncement will not have a material impact on the Company's consolidated financial statements.

In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements which addresses accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.  Adoption of FSP 00-19-02 is required for fiscal years beginning after December 15, 2006.  The Company has adopted FSP 00-19-2 and the effect on the financial statements is disclosed in note 5.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Company’s financial condition or results of operations.

ROYAL SPRING WATER INC.

NOTE 2.   PROPERTY, PLANT & EQUIPMENT

At May 31, 2007 property, plant and equipment consists of the following:

	May 31, 2007	August 31, 2006
	(Unaudited)
Land and water rights under capital lease	$1,287,853	$1,287,853
Equipment under capital lease	506,555	506,555
Locomotive under capital lease	53,661	53,661
Computer	73,531	67,524
Software	3,275	3,275
Water treatment system	563,731	469,218
Building under capital lease	1,502,495	1,502,495
Furniture and equipment	96,318	75,850
Leasehold improvements	68,350	-
	4,155,769	3,966,431
Less: accumulated depreciation	(439,624)	(197,539)
Net property, plant and equipment	$3,716,145	$3,768,892

Depreciation expense was $98,429 and $242,085 for the three and nine months ended May 31, 2007, respectively ($43,636 and $130,145 - 2006).

NOTE 3.   RELATED PARTY TRANSACTIONS

The advances from shareholders of the Company to facilitate the payment of debts bear interest at 10% per annum, are unsecured and have no specific terms of repayment. The carrying value of the advances approximates the market value due to the short-term maturity of the financial instruments.

For the three and nine months ended May 31, 2007, the Company's directors and shareholders devoted time to the development of the Company. Compensation expense totaling $30,000 and $90,000 has been recorded for the three and nine months ended May 31, 2007, respectively. These directors and shareholders have waived reimbursement and have considered these services as a contribution to capital. Accordingly, the contributions have been recorded as additional paid-in capital.

NOTE 4.   OBLIGATION UNDER CAPITAL LEASE

The Company leases land, building and equipment under a capital lease which contains a bargain purchase option which the Company intends to exercise on or before its expiration on August 1, 2009. The asset and liability under the capital lease are recorded at the present value of the minimum lease payments and purchase option price.

Future minimum lease payments under capital lease as of May 31, 2007 are:

2007 (3 months)	$76,875
2008	310,575
2009 (11 months), including bargain purchase option	4,874,603
Total minimum lease payments	5,262,053
Less: amount representing interest at 19%	(1,180,156)
Total obligations under capital lease	4,081,897
Less: current installments of obligations under capital lease	(187,111)
Long-term obligation under capital lease	$3,894,786

ROYAL SPRING WATER INC.

NOTE 5.   CONVERTIBLE DEBT

In December 2006, the Company signed a two year non-interest bearing convertible note for $1,250,000.  The note is collateralized by a general security agreement of the assets of the Company.  The note matures in December 2008 and the Company may at its option repay, in whole or in part, the note for a pre-payment price of 110%.  Any remaining unpaid balance of the note will be paid on the maturity date.  The holder of the note shall have the right, at its option, at any time, to convert the outstanding principal to common stock at a price equal to 85% of the weighted market value for the twenty days immediately prior to the conversion date.  The Company has also issued to the purchaser of the convertible note 500,000 warrants with strike prices ranging from $2.00 to $5.00.  These warrants are exercisable for a period of five years (the “exercise period”) and can be exercised at any time within the exercise period; payment will be made by a net cash settlement by the holder and the holder will receive unregistered common shares of the Company.

In accounting for the debentures and the warrants described above the Company considered the guidance contained in EITF 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Common Stock, and SFAS 133 Accounting for Derivative Instruments and Hedging Activities.  Since the convertible debenture is convertible into an indeterminate number of shares of common stock, it is assumed that the Company could never have enough authorized and unissued shares to settle the conversion of the outstanding warrants into common stock that are held by non-employees.  In addition, as the warrants are detachable from the convertible debt, they are freestanding derivative financial instruments.  Therefore, in accordance with EITF 00-19, the fair value of the warrants outstanding when the debentures were issued was determined and removed from equity and shown as a liability.  The fair value of the warrants at the inception of the debentures of $389,448 was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4.8%, volatility of 70%; dividend rate of 0% and expected term of 5 years.

In connection with the convertible debt, the Company paid $102,500 in fees and commissions. These debt issue costs are being amortized over the term of the debentures in accordance with SAB 5. For the three and nine months ended May 31, 2007, the Company amortized $12,821 and $21,354 of the debt issue costs as a charge to financing costs.

The Company is required to measure the fair value of the warrants calculated using the Black-Scholes valuation model on the date of each reporting period until the debt is extinguished.  The Company allocated the proceeds from the sale of the Debentures between the relative fair values at the date of origination of the sale for the warrants and the debenture. The fair value of the warrants was calculated by using the Black-Scholes valuation model and the relative fair value of the warrants was recorded as a reduction to the Debenture liability and will be valued periodically with any increase or decrease charged to earnings. Upon full payment of the debenture (through repayment or conversion to equity) the fair value of the warrants on that date will be reclassified to equity.   As of May 31, 2007, the estimated value of the warrants is $430,028.

In accordance with EITF 98-5, the Company evaluated the conversion feature embedded in the debt instrument and concluded that a beneficial conversion feature exists since the effective conversion price of the shares was less than the stock price at the date of issuance.  The beneficial conversion feature of $144,230 has been recorded as additional paid in capital and has been charged as interest expense in the statement of operations for the nine month period ended May 31, 2007.

The convertible debenture agreement requires the Company to prepare and file a registration statement on or before the 30th day following the closing date on December 27, 2006.  If the Company fails to file the registration statement by the filing date, the Company must pay to the Purchaser an amount equal to 1% of the outstanding principal amount of the Convertible Note, prorated, for each 30 day period until the Registration Statement is filed with the Commission.  The Company has not as this date filed a registration statement and accordingly has accrued payments of $13,750 in the statement of operations for the nine months ended May 31, 2007.  The agreement also requires the Company to pay to purchaser, as liquidated damages, an amount equal to 2% of the outstanding principal amount of the Convertible Note, prorated, for each 30 day period the Registration Statement is not declared effective by the Commission, based on certain definitions of the “best efforts” of the Company to do so.  The agreement goes on to require the Company to pay liquidated damages if, following the declaration of effectiveness of the Registration Statement, such registration statement ceases to be effective.  The Company must pay to the purchaser an amount equal to 1% of the outstanding principal amount of the convertible note, prorated, for each 30 day period the registration default remains uncured.

ROYAL SPRING WATER INC.

NOTE 6.   COMMITMENT AND CONTINGENCY

The Company has made payments toward equipment in the amount of $134,975, which is recorded in prepaid expenses and deposits.  The Company has a commitment to pay an additional $94,975 towards this equipment subsequent to the period end.

In February of 2006, our former Chief Operating Officer (“COO”) filed a complaint against the Company, for, among other things, breach of employment agreement. The complaint was filed in the Los Angeles Superior Court, Santa Monica Division and seeks unspecified damages. The Company filed a cross complaint against this individual for fraud, misrepresentation and breach of fiduciary duty. The Company recently reached a settlement agreement which involved a cash payment of $1,700 to the former COO.  The COO shall return 250,000 shares that was part of the contract between the Company and the COO and will retain 35,000 shares.  The contract is now terminated.  The COO and the Company have released each other of any past, present or future claims. There are no proceedings in which any of our directors, officers or affiliates is an adverse party or has a material interest adverse to the interest of the Company.